10/25


06017706

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PGG Wrightson

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

FILE NO. 82- 03646 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 10/26/06

















PGG Wrightson




2006 Highlights

OPERATING REVENUE OF $849 MILLION

EARNINGS BEFORE INTEREST, TAX AND AMORTISATION OF $54.5 MILLION

NET SURPLUS AFTER TAX OF $27 MILLION

EARNINGS AFFECTED BY A DETERIORATION IN TRADING CONDITIONS

SYNERGIES FROM MERGER IN EXCESS OF $25 MILLION (ANNUALISED)

DIVIDEND

The Board of Directors has declared a fully-imputed dividend of 6 cents per share, to be paid on 2nd October 2006. With the interim dividend of 4 cents per share, the total dividend for the year is 10 cents per share.

CALENDAR

Annual Meeting	30 October 2006
Half-year earnings announcement	February 2007
Year-end earnings announcement	August 2007

CONTENTS


PGG Wrightson

Chairman and CEO Report

IT IS WITH PLEASURE THAT WE PRESENT THIS ANNUAL REPORT OF PGG WRIGHTSON LIMITED, FOR THE PERIOD ENDED 30 JUNE 2006, OUR FIRST SINCE THE MERGER OF WRIGHTSON AND PYNE GOULD GUINNESS ON 7 OCTOBER 2005.

The report provides an opportunity to reflect on what has been an exciting and challenging year. The many complex tasks involved in forming the PGG Wrightson Group from two companies that had long been strong competitors were largely accomplished within the year. This process made considerable demands on management and staff, and required patience from customers, suppliers and other business partners. We begin this report by thanking all those involved for your support and our shareholders for the confidence you showed in overwhelmingly endorsing the merger.

The merger and subsequent integration process were tackled 'head-on,' with a view to completing the programme as quickly and effectively as possible. With both Pyne Gould Guinness and Wrightson having previous experience of mergers, there was a strong understanding of the issues and tasks to be addressed. This enabled PGG Wrightson to be established as one Company considerably faster than would otherwise have been the case.

The changes required included the establishment of a senior management team, a single set of administrative and IT systems and a new corporate office in Christchurch. The most externally visible changes were the re-branding of 150 properties in four months, along with the merging of 17 stores in the rural supplies network in the South Island and the closure of the former Wrightson corporate office in Wellington.

A key objective was to maintain 'business as usual,' with the retention of frontline staff and continuation of their relationships with our clients and customers. Whilst there were short-term transitional issues in some back office functions, these were overcome as quickly as possible. We are pleased to say that the changes required for the merger were made without significant impact on client relationships or overall market share.

The benefits from this rapid and comprehensive programme are clear. Perhaps the greatest is that we have been able to move quickly beyond the mechanics of the merger to focus on the future. The Company has been established with a strong sense of mission but very clear focus on helping our clients and customers become more successful through improved productivity and profitability. We have made a good start by laying a foundation for delivery on this promise.

Our challenge now is to ensure that we build on the platform established by the merger. This means improving profitability, prioritising and progressing options for growth and – the key to all our aspirations – improving the value we create for clients and likewise shareholders. We have taken several initiatives to enhance our product and service offering – particularly in the Seeds, Finance, Real Estate and Insurance businesses – and others are currently in development.

FINANCIAL PERFORMANCE

Our financial results were disappointing, and were significantly affected by a deterioration in trading conditions as the year progressed. Both revenue and earnings were lower than expected, at $849 million and $27 million (net profit after tax) respectively. Operating earnings before interest, tax and amortisation (EBITA) were $54.5 million.



The results relate to 12 months' trading for the former Pyne Gould Guinness operations and just under nine months for those of Wrightson and Williams & Kettle. As such they are not directly comparable with those of either Pyne Gould Guinness or Wrightson for the 2005 financial year.

Operating earnings were affected by a combination of factors including reduced commodity prices and the high New Zealand dollar exchange rate prevailing for most of the year which resulted in a 30 per cent decline in sheep and beef farm net incomes. For PGG Wrightson, this impacted through lower investment in farming inputs, reduced international demand for our seed and grain products and reduced livestock trading, with the latter exacerbated by better than normal pasture growth across much of the country. A full review of operating performance is set out in the following pages.

The New Zealand operations contributed net profit (NPAT) of $19 million. NPAT from the Australian business was $6 million, and from South America $2 million.

Net profit after tax of $27 million was after amortisation expense of $10.6 million, being amortisation of goodwill as a consequence of the merger and included a net gain of $6.6 million on non-recurring items. These included restructuring costs, the sale of surplus properties and the gains on sale of the PGG Insurance and Merino businesses, to Aon Insurance and Merino New Zealand respectively.

On the positive side, the merger had a favourable effect on earnings, with synergies totalling more than $25 million on an annualised basis. These came from savings in corporate administration, processing and IT, the store rationalisation programme and renegotiated terms of trade with suppliers. The total of $25m identified to date is more than $5 million in excess of the value anticipated at the time of the merger. The full effect of these synergies will flow in the current year.

The Company is financially sound with assets of $1,124 million and liabilities of $709 million, including Finance Company deposits and bonds of $251.8 million. Bank debt is $253 million, and the gearing ratio (debt to total equity) is 58.5 percent. Operating cash flow for the period to 30 June was $12.4 million.

The Group's balance sheet was restructured following the merger, through the sale and leaseback of selected properties and the renegotiation of banking lines. The Group is more than adequately funded, with $253.2 million of debt, leaving undrawn credit lines totalling $55.8 million at balance date.

The Directors have declared a fully imputed final dividend of 6 cents per share, to be paid on the 2nd of October. With the interim dividend of 4 cents per share, total dividend for the year is 10 cents per share, fully imputed.

OPERATIONS

The year's trading took place in a variable rural economy with reduced farmer confidence.

Sheep and beef farm net incomes were down 30 per cent on the previous year, dairy returns down 9 per cent and horticultural returns were at low levels.

Commodity prices reduced from their historical highs and the high relative level of the New Zealand dollar exchange rate meant farm gate and orchard returns were reduced significantly.

These factors reduced farmer confidence and activity and investment levels slowed with higher interest rates increasing the cost of debt servicing. In the latter stages of the financial year, the exchange rate reduced but this boost to farmer confidence was offset to a degree by tough weather conditions.

PGG Wrightson faced additional challenges in these circumstances – to retain market share in diverse operations and geographical regions while implementing the merger. The Group was successful in doing so. Market share in the dairy sector increased, whilst our share within the horticulture sector remained steady. There were minor losses in the sheep and beef sector due to local effects from the merger – specifically in Livestock in Otago and in Wool and Rural Supplies in the Lower North Island. These were not material to the results for the year.

Rural Services EBIT $29.4 million

Livestock

Over 300 representatives managing commercial relationships between farmers, meat processors, livestock exporters, studstock breeders and buyers; and facilitating the buying and selling of livestock for farming clients. Specialist divisions include Dairy, Standardbred, Velvet, Studstock and Deer.

Livestock trading activity was much lower than expected in spring and summer, as unusual weather conditions and reduced prices combined to encourage farmers to retain stock for finishing rather than trade them prior to slaughter.

Export prices for lamb were about 7 percent below those for the previous year. Beef schedule prices were lower through the first three quarters of the year, reflecting the New Zealand dollar and lower export schedules, and improved in the final quarter.

Tallies were down by 15.9 percent for sheep, 5.6 percent for beef, and 5.3 percent for dairy cattle. This reduced net profit before tax by $3.9 million compared to budget, whilst the reductions in average values affected earnings by a further $1.7 million.

The Livestock Export business was quiet during the year following a reorganisation to rebuild profitability on a sustainable basis. Two shipments that had been forecast for the 2005/06 year did not take place until the first quarter of the 2007 year.

Wool

33 representatives providing on-farm advice, receipt, storage and shipping facilities; and development and co-ordination of supply contracts between growers and processors.

Market prices were weak early in the year, driven by supply and demand factors including competition from alternative textile materials and by the strength of the New Zealand dollar.

Market conditions improved as the year progressed, with significant increases in prices for mid-micron and crossbred wools (up 21 percent and 16 percent respectively from December 2005 to June 2006). This also allowed a substantial quantity of wool held over from previous sales to be sold during the latter part of the season.

Overall bale intake was consistent with levels experienced in recent years.

New Zealand Wool Handlers, established as a joint venture between Pyne Gould Guinness and Wrightson in 2004, became a wholly-owned subsidiary of the merged Company.

Rural Supplies

116 stores under the PGG Wrightson, Williams & Kettle and Fruitfed Supplies brands providing a range of products from animal health and nutrition, grain, seed and chemicals to clothing, fuel, fencing, machinery and leisure goods.

The decline in sheep and beef farmers' net incomes had a significant impact on investment in farming inputs. Sales of fertiliser and fencing were down by 15 percent overall. With higher interest costs, spending was diverted from farm maintenance and development towards debt servicing.

One of the significant challenges was the continuation of normal business delivery whilst merging the 17 stores in the South Island.

Overall market share was down slightly, reflecting the local effects of some store mergers. The business increased its focus on servicing farmers in the field and on enhancing the technical and sales skills of its front line staff.

Feast II

Roundup


PGG Wrightson
0800 10 22 76

Real Estate

The largest presence in rural real estate in New Zealand, with 61 offices and more than 200 sales representatives with specialised knowledge of rural markets. Services provided to local and international vendors and buyers of all forms of rural, lifestyle and coastal property.

The Real Estate business performed well, with increased revenue and market share. Total real estate sales were $1.492 billion, up 10.8 percent in a declining market, with more than 2,000 properties being sold. The core rural property business was strong, and the Company grew its share of this market to 25 percent. The residential and lifestyle sectors also grew.

The business opened or upgraded 12 offices during the year. A significant investment was made in upgrading processing systems, including a centralised IT function. Shortly after the end of the year the business announced expansion of its operations to Australia, establishing a branch in the state of Victoria to develop an Australasian market for the benefit of farmers and investors on both sides of the Tasman.

Insurance

A range of insurance products, tailored to the specialised needs of rural clients, delivered in conjunction with the leading insurance broker in New Zealand.

In Insurance, the products and services offered by the joint venture with Aon Insurance were extended to all clients following the merger. Market conditions were challenging, but despite this, the joint venture was successful in retaining its client base and earnings contribution.

Irrigation and Pumping

A full service package of irrigation system design and construction, with a primary focus on the design and installation of "turnkey" irrigation and pumping projects for agriculture and horticulture.

The Irrigation & Pumping business recovered from a loss in the previous year after a reorganisation designed to focus it on profitable delivery of irrigation systems.

Animal Nutrition

The importation, processing and wholesaling of molasses, molasses-based liquid feeds, minerals, feeding equipment and veterinary products for animal nutrition and disease prevention.

Agri-feeds had another satisfactory year. The Company extended its involvement in high-tech animal health applications by purchasing the *Time Capsule* slow release technology for preventing facial eczema in cattle and sheep, from Crown Research Institute, AgResearch. Agri-feeds had been the exclusive distributor of the Time Capsule product range for six years prior to the purchase.

Agriculture New Zealand Training and Consultancy

One of New Zealand's largest private training establishments, delivering agricultural and horticultural training throughout the country.

Agriculture New Zealand Training achieved a good performance in a difficult market affected by changes in government funding for training and by tight labour conditions. Demand for pre-employment training courses has been reduced with current high employment rates. Demand for industry training and safety courses remained strong.

The Agriculture New Zealand consultancy business improved its performance on the previous year.

Reliability









PGG Wrightson

0800 10 22 76



Finance

EBIT $6.3 million

A fully-developed set of products and services tailored to farmers and orchardists, including seasonal finance and overdrafts, livestock trading accounts, wool and crop advances, machinery finance, term loans, transactional banking services and online banking.

PGG Wrightson Finance performed well, with increased revenue and market share in a large market of around $28 billion.

The Finance loan book finished the year at $331.7 million, up $56.8 million or 20.7 percent from the combined books of Pyne Gould Guinness and Wrightson at 30 June 2005.

The merger enabled the Finance business to be expanded through a number of initiatives to promote deposit growth, and by extending the full finance and banking product range to all clients. The package represents a comprehensive and modern banking service, with additional features to accommodate the special needs of farming and horticultural businesses and families.

Seeds & Grain

EBIT $17.1 million

An Australasian-based seeds business built around market-leading proprietary products, with expanding markets in other temperate climate regions including South America and North America. Underpinned by a research base focused on plant genetics, seed enhancement and forage production for improved animal nutrition and performance.

The proprietary seeds business achieved its performance targets for New Zealand, but earnings in trading and multiplication businesses were reduced by New Zealand dollar exchange rates. In Australia, climatic conditions reduced demand for seed normally exported from New Zealand.

The division took a number of initiatives to enhance its product and service offering through technical knowledge and innovation. Where appropriate, these involved joint venturing or partnering with other organisations with unique and developing knowledge relevant to PGG Wrightson's farmer clients.

A joint venture was formed with a subsidiary of New Zealand's largest Crown Research Institute, AgResearch, to identify and develop on-farm forage technologies for the benefit of pastoral farmers in New Zealand and internationally. The joint venture, to be known as Grasslands Innovation, will develop new varieties of pasture plants and appropriate management techniques to support and maximise returns from them.

The division launched three significant new products during the year. AR37 ryegrass endophyte is a product designed to protect pasture against insect damage and increase production, the ULTRASTRIKE grass seed treatment also provides increased protection against pasture pests; and DELISH™ ryegrass bred for improved disease resistance and persistence produces excellent late spring and summer quality feed.

South America

EBIT $1.7 million

A wholesale seed business based in Uruguay, supported by farming properties demonstrating the use of New Zealand technologies.

The business in Uruguay continued to grow successfully, reflecting growing acceptance of New Zealand style farming systems and PGG Wrightson Seeds proprietary forage products. Seeds sales were at record levels since this business commenced in 1999. The business is developing options and prospects for the expansion of the Seed business into Argentina.

During the year, a commercial dairy and beef farm was purchased to demonstrate pasture based intensive farming systems on a more commercial scale.

FUTURE PRIORITIES

Our priorities are fundamentally focused on improving underlying operating performance. This will be driven through achievement of the full year impact of synergy gains and through growth in sales.

We will continue investment in improving the capability of our field force and in strengthening client and customer relationships. Strategies will be defined for the businesses to achieve in the medium term but the immediate priorities will be focused on the basics.

Targeted growth opportunities will be pursued in the main businesses and in South America.

Other priorities will be to create options for future growth. The expansion of the Real Estate business into Australia provides an example of how proven knowledge and business models can be applied to market development. The strong presence in South America also provides opportunities for growth.

OUTLOOK

The Directors expect improved trading conditions in the 2007 year, with the anticipated reduction in the value of the New Zealand dollar expected to feed through to a recovery in sheep and beef prices, together with improved returns in horticulture and continuing stable returns in dairying. This is expected to have a positive flow-on effect to investment on farms and orchards.

Our Finance, Real Estate and Insurance businesses will continue to benefit from expansion of their product offering and reach, and from the general improvement expected in the rural economy.

Earnings will also benefit from the full year's impact of the synergy gains achieved through the merger of Pyne Gould Guinness and Wrightson. It must be noted, however, that climatic conditions are unpredictable and have the potential to impact both positively or negatively across the rural sector, as the year unfolds.

We look forward to steady progress in the 2006/07 year as we strive to build a world class rural services entity that will provide benefit for our clients, staff and shareholders alike.

DIRECTORS, MANAGEMENT AND STAFF

We wish to record our sincere appreciation to the Board of Directors, Senior Management Team and staff of PGG Wrightson, who have worked diligently and effectively over what has been an extremely challenging year. With the merger now behind us, we look forward to the coming year with genuine excitement about the future of PGG Wrightson Limited.



Bill Baylis
Chairman



Barry Brook
Chief Executive Officer

DIRECTORS' RESPONSIBILITY STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

The Directors are responsible for ensuring that the financial statements give a true and fair view to the financial position of the Company and the Group as at 30 June 2006 and their financial performance and cash flows for the year ended on that date.

The Directors consider that the financial statements of the Company and the Group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The Directors believe that the proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the Company and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The Directors have the pleasure in presenting the financial statements set out on pages 21 to 55 of PGG Wrightson Limited and Group for the year ended 30 June 2006.

The Board of Directors of PGG Wrightson Limited authorised these financial statements for issue on Tuesday, 22 August 2006.

For and on behalf of the Board.





A W Baylis
Chairman

M C Norgate
Director

BOARD OF DIRECTORS

Bill Baylis *(Chairman)*, M Com (Hons), FCA

Bill Baylis is the Chairman of PGG Wrightson Ltd. Prior to the merger, Bill was Chairman of Pyne Gould Guinness Ltd. Bill joined the Board of Reid Farmers Ltd in 1995 and became its *Chairman in 1997. He* is a chartered accountant now concentrating on Company Directorships. He is also Chairman of Cottonsoft Ltd, Naylor Love Ltd and Real Journeys Ltd, a Director of Port or Tauranga Ltd and a number of private companies.

Sir Selwyn Cushing, KNZM, CMG, FCA

Sir Selwyn was appointed to the Wrightson Board in March 2005 following the acquisition of Williams & Kettle Ltd, of which he had been a Director for more than 20 years.

Sir Selwyn has extensive experience in the rural sector and has been involved with public companies for almost 40 years. He is currently Chairman of Rural Equities Ltd and New Zealand Rural Properties Trust Management Ltd and a Director of Cable Talk Group Ltd. He has been a member of the New Zealand Exchange for 30 years and has been involved with many corporate investment projects.

Richard Elworthy, B Com, FNZIM

Richard Elworthy was Managing Director of Christchurch based Pyne Gould Corporation Ltd until he retired on 4 July 2005. He was Chairman of Pyne Gould Guinness Ltd before its merger with Reid Farmers Ltd, of which he was also a Director. Richard's other Directorships include Pyne Gould Corporation Ltd and HumanWare Ltd.

Murray Flett, B Com Ag

Murray Flett is a Southland-based dairy farmer and a Director of a number of private companies.

Murray spent nine years as a Director in the dairy industry, including a three-year term as a Director of Fonterra. He is currently a Director of several private companies in the food, printing, importing and agricultural sectors in New Zealand and Australia.

Brian Jolliffe

Brian Jolliffe is Managing Director of Pyne Gould Corporation, which owns 22 percent of the shares in PGG Wrightson; he is also Managing Director of MARAC Finance Ltd. Brian is also the Chairman of Perpetual Trust. Brian has an extensive background within the finance industry, with 28 years at ANZ Bank, retiring as General Manager of Corporate and Institutional Banking. Brian has been in the Managing Director role since the 4th of July 2005. He has previously held Directorships of ANZ Bank and UDC Finance in New Zealand.

Sam Maling, LLB

Sam Maling is Chairman of Pyne Gould Corporation Ltd and MARAC Finance, he is also a Director of Perpetual Trust Ltd. He was appointed to the Board of Pyne Gould Guinness prior to its merger with Reid Farmers. Sam practices as a barrister in Christchurch and has *over 30 years professional* experience in law. He has served as a vice-president of the New Zealand Law Society and Chairman of the Broadcasting Standards Authority.

Baird McConnon

Baird McConnon is Chairman of Rural Portfolio Investments Ltd, and of Aorangi Laboratories Ltd. He is also a Director of a number of private companies related to the McConnon family interests.

Baird has been involved in agriculture-related businesses in New Zealand for more than 30 years, most recently as Chief Executive of the team responsible for the development of the *Mainland* consumer products Group and the Australasian Food Holdings Group.

Craig Norgate, BBS, CA, FNZIM

Craig Norgate is Managing Director of Rural Portfolio Investments Ltd, which owns 30 percent of the shares in PGG Wrightson. Craig had 17 years experience as a leader in the New Zealand dairy industry, including two years as the inaugural CEO of Fonterra and, prior to that, a number of years as CEO of Kiwi Co-operative Dairies.

Craig is a Director of Westgate Port Taranaki Ltd, Dexcel Ltd, Aotearoa Fisheries Ltd, Sealord Group Ltd, and a member of the Government's Growth and Innovation Advisory Board, the Foundation for Research, Science and Technology, and the Advisory Board for the Auckland Regional Council's Economic Development Unit.

He is Chairman of the PGG Wrightson Board's Remuneration and Appointments Committee.

Keith Smith, B Com, FCA

Keith Smith was appointed as a Director and Chairman of Wrightson Ltd in June 2004.

Keith is a chartered accountant and until December 2005 was a partner in the national accounting practice BDO Spicers, specialising in Directorships. He is Chairman of Tourism Holdings Ltd, Skellerup Holdings Ltd and The Warehouse Group Ltd. He is also a Director of Macquarie Goodman (NZ) Ltd and a number of private companies. He is a Past President of The Institute of Chartered Accountants.

He is Chairman of the PGG Wrightson Board's Audit Committee.

Susie Staley, LLB

Susie Staley was appointed to the Reid Farmers Ltd Board in October 2000. She is a Dunedin property and commercial lawyer, and a Director of Tower Ltd. Ms Staley has another agriculture connection as a Director of the private biotech Company, *Global Technologies* (NZ) Ltd. She is Chairman of Maritime New Zealand and former Chairman of Ngai Tahu Property Management Ltd.

Bill Thomas

Bill Thomas farms Longbeach, the historic coastal flat land property 14km southeast of Ashburton. He has in recent years played an influential role in agribusiness and primary sector politics, having served, in particular on the Meat and Wool Boards Electoral Committee for two years. Bill became a Director of Pyne Gould Guinness Ltd in 1995.

Gerald Weenink, M of Ag Econ

Gerald Weenink was appointed to the Wrightson Board in March 2005, following the acquisition of Williams & Kettle Ltd.

Gerald was a Director of Williams & Kettle Ltd from 1994 until 2003, and Group Chief Executive Officer from 1997 until his retirement in November 2003. Prior to joining Williams & Kettle he held a number of senior executive roles in the rural sector, including more than 15 years as a senior manager with Wrightson. He was a Director of Wrightson and Managing Director of Wrightson Finance.

Gerald is also a Director of Rural Equities Ltd and New Zealand Property Trust Management Ltd.


BILL BAYLIS


SIR SELWYN CUSHING


RICHARD ELWORTHY


MURRAY FLETT


BRIAN JOLLIFFE


SAM MALING


BAIRD MCCONNON


CRAIG NORGATE


KEITH SMITH


SUSIE STALEY


BILL THOMAS


GERALD WEENINK

SENIOR MANAGEMENT TEAM



BARRY BROOK | HUGH MARTYN | MIKE SANG | PAUL MACFIE



STUART COOPER | PETER ENGEL | JOHN MCKENZIE | JOHN MCWHIRTER



KATE PETERSON | NIGEL THORPE | IAN WALSH | KEVIN WINDERS

Barry Brook

Chief Executive Officer

Barry Brook was appointed Chief Executive Officer in December 2005 following the merger of Wrightson and Pyne Gould Guinness. He had been Chief Executive Officer of Wrightson since 2004.

He joined Wrightson in 1985 from the Prime Minister's Advisory Group, and from that time held a number of senior management positions covering most aspects of the Group's operations.

Prior to his appointment as Wrightson Chief Executive, Barry was General Manager, International. In this role, he was responsible for the Group's highly successful seeds business, and for its operations in Australia and Uruguay. Barry has a Masters of Agricultural Commerce (Hons) Degree and a Diploma in Valuation and Farm Management, both from Lincoln University.

Hugh Martyn

Chief Operating Officer

Hugh Martyn has reporting to him the managers of Real Estate, Rural Supplies, Livestock, Finance, Insurance, Wool, Property, Irrigation, Consulting, Training and Key Account Operations.

Hugh joined Pyne Gould Guinness as Chief Executive Officer in 2003. He began his working career as a solicitor and moved into general management in the late 1980s. Before joining Pyne Gould Guinness he was Regional Managing Director for Invacare Corporation, with responsibility for the business in New Zealand and Australia. Hugh has a LLB and MBA from Canterbury University.

Mike Sang

Chief Financial Officer

Mike Sang is responsible for PGG Wrightson's Accounting Services, Information Systems, Risk Assurance, Communications and Treasury activities. He joined Wrightson in 2004 from the Airways Corporation, where he was Group Manager Finance. Prior to joining Airways Corporation in 1998, Mike held senior finance positions with Enerco and with a healthcare provider in the United Kingdom.

He has a Bachelor of Commerce and Administration Degree from Victoria University, and is a Chartered Accountant.

Paul Macfie

General Manager North Island

Paul Macfie oversees the North Island, with all North Island District Managers reporting to him. He is also responsible for the Agrifeeds and Fruitfed businesses.

Paul was Chief Executive of Williams & Kettle when it was acquired by Wrightson in 2005, and then assumed responsibility for the merged Group's business in the Central Region of the North Island, which continued to operate under the Williams & Kettle brand.

Paul has extensive senior management experience, having worked in rural finance, livestock, merchandising, rural real estate and wool, and has a Bachelor of Agricultural Commerce degree from Lincoln College.

Stuart Cooper

General Manager Real Estate & Marketing

Stuart is responsible for PGG Wrightson's Real Estate business in New Zealand and Australia, as well as the Company's marketing activity.

Stuart headed Wrightson's South Island operations prior to the merger with Pyne Gould Guinness. He also managed the Real Estate, Insurance, Wool, Deer and Velvet businesses.

Stuart started with Wrightson in 1996, as Financial Services Marketing Manager. He has a strong background in marketing and sales, and previously held senior roles with Trustbank New Zealand Limited and Mitsubishi Motors Limited. Stuart has a Bachelor of Commerce degree in Economics from Canterbury University.

Peter Engel

General Manager Financial Services

Peter has management responsibility for PGG Wrightson Finance.

Peter graduated from Lincoln University with a Bachelor of Agricultural Commerce, specialising in Valuation and Farm Management, in 1981. In 1984 he took up a Farm consultancy role in Gisborne, which he held until he joined Pyne Gould Guinness as a Christchurch based Financial Services Officer in 1988. He was subsequently a branch manager in Ashburton and Christchurch, before taking on the role of Divisional Manager Financial Services in 2000. Peter is a Registered Valuer and an Associate of the Real Estate Institute of New Zealand.

John McKenzie

General Manager Seed & Grain

John has responsibility for PGG Wrightson's Seed & Grain business.

John founded the successful proprietary seed Company, Agricom in 1986, which merged with Pyne Gould Guinness in July 2005. Shortly after that, PGG was merged with Wrightson and John was appointed General Manager for the Seed & Grain division.

John also farms a mixed crop and horticulture unit in Ashburton. He has a Bachelor of Agricultural Science degree from Lincoln University.

John McWhirter

General Manager Rural Supplies

John is responsible for PGG Wrightson's nationwide retail business. He joined Pyne Gould Guinness as manager of its Farm Supplies division in May 2004.

John has a Commerce degree from Canterbury University, and brings an extensive business background to his role. He spent five years as General Manager of Tip Top Bakeries, a similar period as General Manager of Blue Star Office Supplies and six years as Operations Manager of Tegel Chicken.

Kate Peterson

General Manager Human Resources

Kate Peterson is responsible for the Company's organisational development and human resource strategies.

She joined PGG Wrightson in August 2006, after running her own human resources consultancy business in Christchurch for two years and prior to that she spent nine years working as Human Resources Director for Lion Nathan in New Zealand and Australia.

Kate has extensive experience in change management and strategic HR development.

Nigel Thorpe

General Manager Livestock

Nigel has management responsibility for PGG Wrightson Livestock. He has had an extensive 25-year background in the livestock industry, having worked in Hawke's Bay, Canterbury, Westland and Southland.

Nigel's previous roles have included Divisional Livestock Manager, Branch Manager, Provincial Livestock Manager and Livestock Representative. He has previously held positions with Dalgety NZ Ltd, Elders Pastoral and Reid Farmers Limited as Southland Livestock Manager from 1991 until the merger with Pyne Gould Guinness in 2001.

Ian Walsh

General Manager Key Accounts

Ian's role includes responsibility for building relationships with PGG Wrightson's larger-scale clients.

Prior to the merger, Ian was responsible for rebuilding Wrightson's Financial Services business, and for the Real Estate and Insurance businesses.

Ian joined Wrightson in 2004 from Bank of New Zealand, where he was General Manager, Agribusiness. He has a strong track record in rural finance, having managed farm lending portfolios for eight years prior to joining Wrightson. Ian has a Bachelor of Agricultural Science degree from Lincoln University and a Diploma in Treasury and Financial Management from Waikato University.

Kevin Winders

General Manager Wool

Kevin Winders has responsibility for PGG Wrightson's national woo business.

Prior to the merger, Kevin was responsible for forming New Zealand Wool Handlers and restructuring PGG's wool business including the sale of the Reid Farmers Woolscour operations. Kevin is a Director of the New Zealand Merino Company.

He joined Reid Farmers Limited in 1999 as Chief Financial Officer after previous experience with KPMG and Contact Energy. He is a member of the Institute of Chartered Accountants in New Zealand and has a Bachelor of Commerce degree from Otago University.

CORPORATE GOVERNANCE CODE

1. INTRODUCTION

1.1 The Board of PGG Wrightson is committed to acting with integrity and expects high standards of behaviour and accountability from all of PGG Wrightson's officers and staff. As part of this commitment, the Board has adopted this Corporate Governance Code relating to the composition and conduct of the Board. The statement substantially adheres to the New Zealand Securities Commission Governance Principles and Guidelines and the NZX Corporate Governance Best Practice Code.

1.2 The Board's primary objective is the creation of shareholder value through following appropriate strategies and ensuring effective and innovative use of Company resources in providing customer satisfaction. The Company will be a good employer and a responsible corporate citizen.

2. CODE OF ETHICS

2.1 Consistent with the principle that Directors should observe and foster high ethical standards the Board has developed and adopted a written Code of Ethics.

2.2 It is the responsibility of the Board to review the Code of Ethics from time to time, to implement the Code and to monitor compliance.

3. BOARD COMPOSITION AND PERFORMANCE

3.1 The Board is committed to the principle that there should be a balance of independence, skills, knowledge and experience among Directors so that the Board works effectively.

3.2 The Board currently has twelve Directors resulting from the merger of Pyne Gould Guinness and Wrightson. This Board size recognises the initial Director work load and the desire to retain Company knowledge through the merger period. The Board considers that between seven and nine non-executive Directors is desirable for effective decision making. It is committed to reducing the size of the Board accordingly by October 2007.

3.3 In accordance with NZX requirements no less than one third of the total number of Directors are required to be Independent Directors.

3.4 For the purposes of this Code the Board defines an Independent Director as one who:-

- is not an executive of the Company; and
- has no disqualifying relationship within the meaning of the NZX Listing Rules.

3.5 **Tenure of Directors**

The Constitution contains no provisions for compulsory retirement or a fixed tenure for Directors, although Directors must periodically retire and seek re-election in accordance with the Constitution and Listing Rules. One third of the Directors or, if their number is not a multiple of three, then the number nearest to one third, shall retire from office at the annual meeting each year.

3.6 The Board will formally review the performance of each Director and the Board as a whole, not less than every two years.

4. DIRECTOR REMUNERATION

4.1 The Board is committed to the principle that remuneration of Directors and executives should be transparent, fair and reasonable.

4.2 Directors fees in aggregate are approved by shareholders.

4.3 The Board supports Directors holding shares in the Company but it does not consider this should be compulsory.

5. BOARD COMMITTEES

5.1 The Board has resolved to appoint an Audit Committee and a Remuneration and Appointments Committee.

5.2 The Committees will be made up of a minimum of three non-executive Director members and each Committee will have a written Board-approved charter which outlines that Committee's authority, duties, responsibilities and relationship with the Board. The Board will regularly review the performance of each Committee in accordance with the relevant Committee's written charter. Committees meet an average of four times a year, with additional meetings being convened when required.

Senior management will be invited to attend Committee meetings as is considered appropriate. The Committees may appoint advisors as they see fit.

5.3 **Audit Committee**

The majority of the members of the Audit Committee will be Independent Directors and at least one member will have an accounting or financial background. The Committee will be chaired by an independent Director other than the Chair of the Board. No member of the Audit Committee will be an Executive Director. The main responsibilities of the Audit Committee are:

- Ensuring that processes are in place and monitoring those processes so that the Board is properly and regularly informed and updated on corporate financial matters.
- Recommending the appointment and removal of the independent auditor.
- Monitoring and reviewing the independent and internal auditing practices.
- Ensuring that the ability and independence of the auditors to carry out their statutory audit role is not impaired, or could reasonably be perceived to be impaired.
- To interface with management, Risk Management (internal auditors) and external auditors and review the financial reports, as well as advising all Directors whether they comply with the appropriate laws and regulations.
- Ensuring the external auditor or lead audit partner is changed at least every five years.
- Overseeing the Group management of operational risk and compliance.
- Overseeing matters relating to the values, ethics and financial integrity of the Company.

5.4 **Remuneration and Appointments Committee**

The main responsibilities of the Remuneration and Appointments Committee are:-

- To undertake an annual performance appraisal of the Chief Executive and review the appraisal of direct reports to the Chief Executive.
- To review compensation policy and procedures, including employee benefits and superannuation, and recommend to the Board remuneration changes for the Chief Executive and direct reports.
- To review succession planning and senior management development plans.

5.5 The Board notes best practice recommendations for the establishment of a Nominations Committee, but its preference is to appoint a subcommittee for this purpose as and when necessary.

6. INDEPENDENT AUDITORS

6.1 The Board subscribes to the principle that it has a key function to ensure the quality and independence of the external audit process.

6.2 To ensure there is no conflict with other services that may be provided by the external auditors, the Company has adopted a policy whereby the external auditors will not provide any other services unless specifically approved by the Audit Committee.

7. REPORTING AND DISCLOSURE

7.1 The Board endorses the principal that it should demand integrity both in financial reporting and in the timeliness and balance of disclosures on the Company's affairs.

7.2 The Company will provide timely and adequate disclosure of information on matters of material impact to shareholders and comply with the continuous disclosure and other listing requirements of the NZX relating to shareholder reporting. The Company communicates through the interim and annual reports, releases to the NZX and media, and on the Group's website at www.pggwrightson.co.nz.

7.3 PGG Wrightson has established and will maintain processes for the provision of information to the Board by management of sufficient content, quality and timeliness, as the Board considers necessary to enable the Board to effectively discharge its duties.

7.4 The Company has a detailed insider trading policy applying to all Directors and staff which incorporates all insider trading restraints. Directors and senior officers are able to trade in Company shares in accordance with that policy except when they are in possession of price-sensitive information not publicly available.

8. RISK MANAGEMENT

8.1 The Board is committed to the principle that it should regularly verify that the Company has appropriate processes in place to identify and manage potential and relevant risks.

8.2 In discharging this obligation the Board may:–

- Delegate, where appropriate, to the Board Committees.
- In conjunction with the CEO, internal and external audit, set up and monitor internal controls to ensure that management prudently and efficiently manage resources.
- In conjunction with the CEO, review the effectiveness and integrity of compliance and risk management systems within the business.

9. ANNUAL REVIEW

9.1 A review of this Corporate Governance Code and associated processes and procedures will be completed on an annual basis to ensure the Company adheres to best practice governance principles and maintains high ethical standards.

9.2 This review will include a consideration of any processes that materially differ from the principles set out in the NZX Corporate Governance Best Practice Code. Where the Company adopts a practice that materially differs from the NZX Best Practice Code, this will be identified and noted in the Company's annual report.

STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 30 June 2006

		GROUP		PARENT	
		2006	2005	2006	2005
	Note	$000	$000	$000	$000
Operating revenue					
Operating revenue	1	848,270	307,075	663,974	298,178
Equity accounted earnings of associates	2	439	–	–	–
		848,709	307,075	663,974	298,178
Operating surplus before interest and taxation	3	50,498	27,025	26,791	22,059
Net funding expense	4	(13,215)	(2,255)	(12,424)	(844)
Operating surplus before taxation		**37,283**	**24,770**	**14,367**	**21,215**
Income tax expense	5	(10,269)	(7,728)	(2,441)	(6,555)
Net surplus for the year		**27,014**	**17,042**	**11,926**	**14,660**
Net surplus comprises					
Parent interest		26,869	17,042	11,926	14,660
Minority interest		145	–	–	–
		27,014	17,042	11,926	14,660
Net surplus attributable to parent Company shareholders		**26,869**	**17,042**	**11,926**	**14,660**

STATEMENT OF MOVEMENTS IN EQUITY

For the year ended 30 June 2006

	Note	GROUP 2006 $000	GROUP 2005 $000	PARENT 2006 $000	PARENT 2005 $000
Total recognised revenues and expenses					
Net surplus for year					
Parent interest		26,869	17,042	11,926	14,660
Minority interest		145	–	–	–
		27,014	17,042	11,926	14,660
Movement in foreign currency translation reserve	10 (a)				
Parent interest		1,756	–	–	–
Minority interest		43	–	–	–
		1,799	–	–	–
Revaluation of investments in subsidiary companies	10 (b)	–	–	26,160	–
Other movements in equity		(453)	–	(7)	–
		(453)	–	26,153	–
Contribution from owners					
Shares issued	7	294,047	–	294,047	–
		294,047	–	294,047	–
Total distributions to shareholders					
Interim 2006 dividend of 4 cents per share (2005: 4 cents)		(11,472)	(4,001)	(11,472)	(4,001)
Final 2005 dividend of 7.0 cents per share (2004: 8 cents)		(7,026)	(8,002)	(7,026)	(8,002)
Special Dividend 2006 of 2.75 cents per share (2005: nil)		(2,761)	–	(2,761)	–
		(21,259)	(12,003)	(21,259)	(12,003)
Movements in equity for the year		**301,148**	**5,039**	**310,867**	**2,657**
Represented by:					
Equity at beginning of year					
Parent interest		113,880	108,841	103,284	100,627
Minority interest		–	–	–	–
		113,880	108,841	103,284	100,627
Equity at end of year					
Parent interest		414,510	113,880	414,151	103,284
Minority interest		518	–	–	–
		415,028	113,880	414,151	103,284
Movements in equity for the year		**301,148**	**5,039**	**310,867**	**2,657**

STATEMENT OF FINANCIAL POSITION

As at 30 June 2006

		GROUP		PARENT	
		2006	2005	2006	2005
	Note	$000	$000	$000	$000
EQUITY					
Share capital	7	359,445	65,398	359,445	65,398
Retained earnings	9	36,953	40,551	12,190	29,955
Other reserves	10	18,112	7,931	42,516	7,931
Minority interest		518	–	–	–
Total equity		415,028	113,880	414,151	103,284
LIABILITIES					
Current					
Finance Liabilities	11	189,088	157,587	2,729	98,099
Trade creditors and other	12	186,503	37,843	160,840	37,538
Bank overdrafts and term borrowings – secured	13	253,210	46,538	286,997	11,589
Total current		628,801	241,968	450,566	147,226
Non-current					
Finance liabilities	14	65,338	10,809	–	–
Other liabilities	15	14,991	–	–	–
Total non-current		80,329	10,809	–	–
Total liabilities		**709,130**	**252,777**	**450,566**	**147,226**
Total liabilities and equity		**1,124,158**	**366,657**	**864,717**	**250,510**
ASSETS					
Current					
Finance receivables	17	233,921	130,778	–	95,585
Inventories	18	150,137	43,444	76,905	43,444
Trade debtors and other	19	232,405	68,202	299,057	68,951
Total current		616,463	242,424	375,962	207,980
Non-current					
Finance receivables		96,022	85,395	–	–
Goodwill	20	286,277	14,968	279,973	14,968
Property, plant and equipment	21	86,368	21,414	50,853	21,414
Other assets	22	39,028	2,456	157,929	6,148
Total non-current		507,695	124,233	488,756	42,530
Total assets		**1,124,158**	**366,657**	**864,717**	**250,510**

These financial statements have been authorised for issue on 22 August 2006



Bill Baylis
Chairman



Keith Smith
Director

STATEMENT OF CASH FLOWS

For the year ended 30 June 2006

	Note	GROUP		PARENT	
		2006	2005	2006	2005
		$000	$000	$000	$000
Cash flows from operating activities					
Cash was provided from:					
Net receipts from customers		824,769	287,699	661,053	287,660
Dividends received		624	127	8,124	127
Interest received		35,282	21,750	17,440	12,308
Cash was applied to:					
Payments to suppliers and employees		(802,700)	(280,658)	(615,887)	(280,520)
Interest paid		(36,244)	(13,572)	(22,533)	(7,485)
Income tax paid		(9,312)	(7,787)	(5,600)	(6,679)
Net cash flow from operating activities	27	12,419	7,559	42,597	5,411
Cash flows from investing activities					
Cash was provided from:					
Proceeds from sale of property, plant and equipment		44,031	12,002	36,053	12,002
Proceeds from sale of investments		–	27	–	27
Net cash from subsidiaries and associates		–	860	–	4,585
Cash was applied to:					
Purchase of property, plant and equipment		(15,388)	(2,521)	(8,634)	(2,521)
Net cash paid to subsidiaries, associates and other companies		(1,549)	–	(125,433)	–
Net increase in finance receivables		(53,395)	(28,949)	–	(1,070)
Merger expenses paid		(23,794)	–	(23,794)	–
Cash paid for Agricom Limited		(11,292)	(2,000)	(11,292)	(2,000)
Net cash flow from investing activities		(61,387)	(20,581)	(133,100)	11,023
Cash flows from financing activities					
Cash was provided from:					
Increase in secured debentures and bonds		28,874	14,368	–	–
Bank Mortgage borrowing		4,212	–	–	–
Cash was applied to:					
Dividends paid		(21,259)	(12,050)	(21,259)	(12,050)
Net decrease in clients' deposit and current accounts		(7,595)	(1,487)	(3,270)	(1,487)
Net cash flow from financing activities		4,232	831	(24,529)	(13,537)
Net (decrease)/increase in cash held		(44,736)	(12,191)	(115,032)	2,897
Opening cash/(bank overdraft)		(46,538)	(34,347)	(11,589)	(14,486)
Net cash from acquisition of businesses		(161,936)	–	(160,376)	–
Closing bank		**(253,210)**	**(46,538)**	**(286,997)**	**(11,589)**
Comprises:					
Cash and deposits		51,935	–	13,048	–
Bank overdrafts		(305,145)	(46,538)	(300,045)	(11,589)
Closing bank	13	**(253,210)**	**(46,538)**	**(286,997)**	**(11,589)**

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITIES

PGG Wrightson Limited is a Company registered under the Companies Act 1993. The Group consists of PGG Wrightson Limited, its subsidiaries and associates. PGG Wrightson Limited is an issuer for the purposes of the Financial Reporting Act 1993 and the Securities Act 1978. The financial statements of PGG Wrightson Limited have been prepared in accordance with the Financial Reporting Act 1993 and the Companies Act 1993.

As the principal activity of the parent and Group is the business of rural service providers they are not financial institutions for financial reporting disclosure purposes.

Following the merger with Wrightson Limited during the year the name of the Company was changed from Pyne Gould Guinness Limited to PGG Wrightson Limited.

As a consequence of the merger and amalgamation of Wrightson Limited on 7 October 2005 these financial statements include the financial performance and cash flows for the activities of the former Wrightson Limited Group for the 9 months to 30 June 2006. The 2005 comparative figures are as disclosed in the 2005 annual report of Pyne Gould Guinness Limited, restated where required to match the classification used in the amalgamated Group.

MEASUREMENT BASE

The accounting principles recognised as appropriate for the measurement and reporting of financial performance, cash flows and the financial position on an historical cost basis are followed by the Group, modified by the revaluation of certain assets.

ACCOUNTING POLICIES

The financial statements are prepared in accordance with New Zealand generally accepted accounting policies.

The following specific accounting policies which materially affect the measurement of financial performance, financial position and cash flows have been applied:

(a) Group Financial Statements

The Group financial statements consolidate the financial statements of subsidiaries, using the purchase method, and include the results of associates using the equity method. Subsidiaries are entities that are controlled, either directly or indirectly, by the Parent. Associates are entities in which the Parent, either directly or indirectly, has significant influence but not control.

The results of subsidiaries acquired or disposed of during the year are included in the Group Statement of Financial Performance from the date of acquisition or up to the date of disposal.

All material transactions between Group companies are eliminated on consolidation.

For significant investments in associates, the Group's share of the financial performance within revenue is recognised in the surplus before interest and taxation. Dividends received are credited to the carrying amount of the investment.

(b) Operating Revenue

Sales Revenue

Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

Irrigation Contracts

The surplus on work-in-progress is recognised when it can be estimated reliably. The percentage of completion method is used to determine the appropriate amount to recognise in each year. The full amount of an anticipated loss, including that relating to work on the contract, is recognised as soon as it is foreseen.

Investment Income

Investment income is recognised when earned. Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

Interest Income

Interest income is recognised as it is earned.

(c) Foreign Currencies

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction.

Transactions covered by short-term forward exchange contracts are translated at the exchange rate specified in those contracts. Monetary assets and liabilities arising from trading transactions are translated at closing rates or the appropriate forward contract rates where such contracts are in place.

The Statements of Financial Position of foreign subsidiaries are converted to New Zealand dollars at the rate of exchange ruling at balance date. The Statements of Financial Performance of foreign subsidiaries are translated at rates approximating the exchange rate ruling at the dates of the transactions. Translation gains and losses are taken to the foreign currency translation reserve. The costs of forward exchange hedge contracts are amortised to earnings over the life of the contract. Unamortised hedging costs are held against the related asset or liability.

(d) Investments

Investments in subsidiaries are stated at net asset value. Investments in associates are stated at cost in the Statement of Financial Position of the Parent. Other investments are stated at the lower of cost or net realisable value.

(e) Property, Plant & Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment.

The cost of property, plant and equipment is the value of the consideration given to acquire the assets and the value of any other directly attributable costs which have been incurred in bringing the assets to the location and condition necessary for their intended service.

Impairment in the value of property, plant and equipment is deemed to occur when the amount recoverable falls below book value. The recoverable amount is calculated as the higher of net market value and 'value in use' (present value of future cash flows from continuing use and final disposal of the asset).

(f) Depreciation

Depreciation is provided on all depreciable assets to write off the cost or valuation of the assets to their estimated residual value, over their expected useful lives. Depreciation is calculated on a straight line basis for all depreciable assets except motor vehicles which use the diminishing value basis. The estimated useful lives are as follows:

Buildings	50 years
Plant and machinery	8 to 13 years
Computer equipment	1 to 3 years
Furniture and fittings	5 to 8 years
Motor vehicles	3 to 5 years

(g) Inventories

Stock on Hand

Raw materials and finished goods are stated at the lower of cost or net realisable value. Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labour and production overheads.

Work in Progress

Work in Progress is stated at cost plus the surplus recognised to date, less amounts invoiced to customers. Costs include all expenses directly related to specific contracts and an allocation of general overhead expenses incurred.

Wholesale Seeds

Wholesale seeds inventory comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition. Inventories include partially completed services rendered but not yet recognised as service revenue.

Livestock

Costs of livestock inventory being raised for export market comprises of costs of purchase and other direct costs incurred during their rearing.

(h) Receivables

Accounts receivable and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts.

All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.

(i) Income Tax

The income tax expense charged in the Statement of Financial Performance is the estimated liability in respect to the net surplus, adjusted for permanent differences between accounting and tax rules.

This is the comprehensive basis for the calculation of deferred taxation under the liability method. Future income tax benefits attributable to timing difference are recognised in the financial statements only when there is virtual certainty of realisation.

The provision for current taxation is the estimated amount owing at balance date. Future taxation benefits attributable to timing differences are recognised in the financial statements only where there is a virtual certainty that the benefits of the timing differences will be utilised by the Group. Where available, Group tax offsets are utilised.

(j) Intangible Assets

Goodwill

The excess of cost over the fair value of the net tangible and identified intangible assets of subsidiaries and associated entities is capitalised as goodwill on acquisition and amortised to the Statement of Financial Performance over the period during which benefits are expected to be derived but not exceeding 20 years.

Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognised in the Statement of Financial Performance as incurred. Development expenditure is recognised as an asset and is stated at cost and amortised on a straight line basis over the period of expected benefits, not exceeding 5 years.

Research and development expenditure on the development of new seed cultivars is recognised in the Statement of Financial Performance as incurred. Development costs of seed cultivars are in the main indistinguishable from the cultivar research costs.

(k) Leasing Commitments

Expenditure arising from operating lease commitments is expensed to earnings in the period incurred. Where the benefits expected to be derived are lower than the unavoidable costs of the lease, a provision is recognised.

(l) Financial Instruments

Off Balance Sheet exposures

The Group has entered into off-balance sheet interest rate hedging transactions and foreign exchange contracts for the purpose of reducing exposure to fluctuations in interest rates and foreign currencies. All off-balance sheet transactions are accounted for on a settlement basis. In respect of interest rate hedging transactions, the differential to be paid or received is accrued on a daily basis over the life of the transaction and is recognised as a component of interest expense over the same period as the underlying exposure. Financial instruments entered into with no underlying exposure are recorded on a mark-to-market basis.

Collateral

The Group requires collateral in the form of both mortgages over real property and securities over stock and plant for the majority of advances made to clients.

CHANGES IN ACCOUNTING POLICIES

There have been no material changes in accounting policies applied by the Company or Group during the year, except for revaluing the investments held by the Parent Company in its subsidiaries to net asset value. Previously, these investments were recorded at cost. This change was made to be consistent with the policy previously adopted by Wrightson Limited. The net effect has been to increase the value of non current assets in the Parent at 30 June 2006 by $26.2 million and increase reserves by the same amount. There is no effect on the Group.

1 OPERATING REVENUE

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Sales revenue	815,721	285,517	641,655	285,479
Interest revenue				
Finance receivables	31,100	20,903	13,370	12,044
Investments	825	528	825	528
	31,925	21,431	14,195	12,572
Dividend income				
Dividends – subsidiary companies	–	–	7,500	–
Dividends – associate companies	8	–	8	–
Dividends – other	616	127	616	127
	624	127	8,124	127
Total operating revenue	**848,270**	**307,075**	**663,974**	**298,178**

2 EQUITY ACCOUNTED EARNINGS OF ASSOCIATES

Equity accounted earnings of associates		
Surplus before income tax	655	–
Income tax	(216)	–
Total recognised revenues and expenses	**439**	**–**

3 OPERATING SURPLUS BEFORE INTEREST AND TAXATION

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Operating expenses include:				
Rental and operating lease costs	12,730	4,521	11,244	4,521
Research and development costs	178	–	–	–
Depreciation				
Buildings	1,723	393	841	393
Plant and equipment	4,961	1,947	4,326	1,947
	6,684	2,340	5,167	2,340
Amortisation of intangible assets (note 3(a))				
Goodwill	10,582	1,665	10,479	1,665
Impairment of intangible assets	570	–	570	–
Interest incurred				
on clients' deposit and current accounts	14,241	5,405	6,864	5,405
on secured debenture stock	5,431	3,980	–	–
	19,672	9,385	6,864	5,405
Other restructuring costs (note 3(b))	8,836	–	8,836	–
Doubtful debts				
(Decrease)/increase in provision for doubtful debts	1,422	(2,044)	1,043	(1,859)
Bad debts written off	462	843	462	843
	1,884	(1,201)	1,505	(1,016)
Profit on sale of property – other (note 3(c))	(3,144)	(3,024)	(2,668)	(3,024)
Profit on sale of property – sale and leaseback	(8,794)	–	(6,495)	–
Gain on rationalisation of businesses restructured following merger	(3,971)	–	(3,971)	–
Foreign currency (profits)/losses	(1,075)	(387)	(698)	(387)
Auditors' remuneration – PricewaterhouseCoopers				
Audit fees	320	100	295	90
Taxation advice	–	47	–	47
Other assurance services	52	97	52	97
	372	244	347	234
Directors' fees	757	380	757	380
Donations	–	–	–	–

(a) Goodwill amortisation

The increase in amortisation of goodwill was created from the merger with Wrightson Limited.

(b) Other restructuring costs

In October 2005, PGG Wrightson Limited (formerly Pyne Gould Guinness Limited) merged with Wrightson Limited. These costs relate to the subsequent restructuring and integration of business operations in New Zealand.

The Irrigation and Pumping Business Unit was also restructured during the year.

(c) Profit on sale of property

During the year the Group sold surplus properties which resulted from the merger with Wrightson Limited.

4 NET FUNDING EXPENSE

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Interest funding expense				
Bank loans and overdrafts	16,548	3,491	15,669	2,080
Hedging costs	24	–	–	–
	16,572	3,491	15,669	2,080
Interest funding revenue				
Money market deposits	367	–	–	–
Hedging gains	436	–	436	–
Attributed to fund finance operations	2,554	1,236	859	433
Amounts received from Group companies	–	–	1,950	803
	3,357	1,236	3,245	1,236
Net funding expense	**13,215**	**2,255**	**12,424**	**844**

5 INCOME TAX EXPENSE

	GROUP 2006 $000	GROUP 2005 $000	PARENT 2006 $000	PARENT 2005 $000
Surplus before taxation	37,283	24,770	14,367	21,215
Taxation at 33 percent	12,303	8,174	4,741	7,001
Adjusted for:				
Non-deductible expenses	5,147	549	4,955	549
Exempt income	(7,294)	(937)	(7,368)	(937)
Other permanent differences	113	(58)	113	(58)
Taxation expense	**10,269**	**7,728**	**2,441**	**6,555**
The taxation expense consists of:				
Current taxation	4,925	6,891	(1,263)	5,779
Deferred taxation	5,347	837	3,680	776
Underprovision/(overprovision) prior year	(3)	–	24	–
	10,269	**7,728**	**2,441**	**6,555**

6 IMPUTATION CREDIT ACCOUNT

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Balance as at 1 July	17,369	16,077	12,550	12,367
Taxation paid	9,350	7,072	5,600	5,983
Imputation credits attached to dividends received	330	62	330	62
Transfers, refunds and adjustments	(713)	22	(764)	2
Imputation credits attached to dividends paid	(10,116)	(5,864)	(10,116)	(5,864)
Imputation credits attached to bonus issue	(12,070)	–	(12,070)	–
Imputation credits acquired as part of business combination	(2,144)	–	–	–
Balance as at 30 June	**2,006**	**17,369**	**(4,470)**	**12,550**

7 SHARE CAPITAL

	GROUP/PARENT		GROUP/PARENT	
	2006	2005	2006	2005
	$000	$000	No. shares	No. shares
Balance as at 1 July	65,398	65,398	100,022,741	100,022,741
Shares issued – merger with Wrightson Limited	294,047	–	168,779,338	–
Bonus Issue	–	–	12,501,814	–
Balance as at 30 June	359,445	65,398	281,303,893	100,022,741
Net Tangible Assets per Share (Group)			**$0.41**	**$0.97**

Basic earnings per share were 11.39 cents for 2006, compared with 17.04 cents for 2005.

All shares are ordinary fully paid shares, carry equal voting rights and share equally in any surplus on the winding up of the Company.

8 EMPLOYEE SHARE PURCHASE SCHEME

The Scheme

PGG Wrightson Limited Employee Share Purchase Scheme was established by PGG Wrightson Limited in 2006 to assist employees to become shareholders in the Parent. Every current New Zealand based permanent full-time employee and every permanent part-time employee who is normally employed or deemed to be employed for not less than twenty working hours in each week is eligible to participate in the scheme.

Fully paid ordinary shares in PGG Wrightson Limited are offered, from time to time, for purchase by each eligible employee. There are two options for paying for the shares, either an interest free loan or cash payment. The interest free loan is for a term of three years and repayments are automatically deducted from employees salaries and wages.

There is a three year restrictive period applicable to shares purchased. This period commences on the date on which shares are purchased by the employees. During the restrictive period, the shares bought by the employees are registered in the name of the Trustee of the scheme and held by them on the employees behalf. At the end of the restrictive period, once any loan from the Trustee has been repaid in full, the shares are transferred to the employees. Employees are eligible for any dividends paid, or other distributions made by the Company to the holders of its ordinary shares during the restrictive period. Any voting rights attached to shares held by the Trustees shall, unless the Company otherwise determines, be exercised by the Trustees in such manner as they, in their absolute discretion, think fit.

The Trustees shall from time to time at the direction of the Company acquire shares by subscription, purchase or otherwise which are to be held by the Trustees for the purposes of the scheme and/or for the benefit of eligible employees.

For shares issued to the Trust, the issue price is based on the market price of the shares quoted on the New Zealand Stock Exchange at the date of issue.

Shares held by the Scheme

The plan held the following ordinary shares at the end of the year:

	2006	2005
	$000	$000
Ordinary shares		
Allocated to employees (fully paid)	654	–
Not yet allocated to employees	1	–
Percentage of total ordinary shares	0.23%	0%

All shares held by the Scheme that are fully paid carry full voting rights. The Scheme acquired 655,758 shares during the year at an average price of $2.27 per share.

Control of the Scheme

MC Norgate, JB McConnon, AW Baylis and BJ Jolliffe, all Directors of PGG Wrightson Limited are Trustees of the Scheme. As such, they have non-beneficial control of the shares in the Scheme not yet allocated to employees and, if the shares have voting rights, the Trustees are entitled to exercise that voting power. The Trustees are appointed by the Company's Board of Directors.

Financial Commitments

	2006	2005
	$000	$000
Advances from PGG Wrightson Limited	1,438	–

Advances from PGG Wrightson Limited are interest free and are payable on demand. There are no advances to the Trust from external sources.

At balance date no shares (2005: nil) had been pledged to external financial institutions as security.

9 RETAINED EARNINGS

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Balance as at 1 July	40,551	37,567	29,955	29,353
Net surplus after taxation for the year	26,869	17,042	11,926	14,660
Transfer to realised capital reserves	(8,425)	(2,055)	(8,425)	(2,055)
Less dividend distributions	(21,259)	(12,003)	(21,259)	(12,003)
Opening minority interest from business combination	(330)	–	–	–
Other movements arising from business combination	(453)	–	(7)	–
Balance as at 30 June	**36,953**	**40,551**	**12,190**	**29,955**

10 OTHER RESERVES

(a) Foreign currency translation reserve				
Balance as at 1 July	–	–	–	–
Movements during the year	1,756	–	–	–
Balance as at 30 June	1,756	–	–	–
(b) Subsidiary companies investment revaluation reserve				
Balance as at 1 July	–	–	–	–
Revaluation of investments	–	–	26,160	–
Balance as at 30 June	–	–	26,160	–
(c) Realised capital reserve				
Balance as at 1 July	7,931	5,876	7,931	5,876
Transfer from retained earnings	8,425	2,055	8,425	2,055
Balance as at 30 June	16,356	7,931	16,356	7,931
Total other reserves	**18,112**	**7,931**	**42,516**	**7,931**

11 CURRENT FINANCE LIABILITIES

Client unsecured deposit and current accounts	110,039	98,099	2,729	98,099
Secured debenture stock (note 14(a))	79,049	59,488	–	–
	189,088	**157,587**	**2,729**	**98,099**

12 TRADE CREDITORS AND OTHER

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Trade creditors	121,547	25,478	98,736	25,478
Payable to Directors – retirement allowances	384	414	384	414
Accruals and other liabilities	35,937	6,529	24,231	6,224
Employee entitlements	13,555	5,422	12,247	5,422
Provisions (note 16)	15,080	–	14,279	–
Amounts owing to subsidiaries	–	–	10,963	–
	186,503	**37,843**	**160,840**	**37,538**

13 BANK OVERDRAFTS AND TERM BORROWINGS

The Parent Company has bank facilities of $309.0 million (2005: $53.3 million). The Company has entered into a deed of negative pledge, guarantee and undertaking.

Bank overdraft facilities:	11,000	100	11,000	–
Bank loan facilities:				
Expire within:				
One year	298,000	88,280	298,000	53,280
Total lines of credit	309,000	88,380	309,000	53,280
Utilised:				
Bank overdraft and loans	253,210	46,538	286,997	11,589
Unutilised	***55,790***	**41,842**	**22,003**	**41,691**

14 NON CURRENT FINANCE LIABILITIES

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Secured debenture stock (note 14(a))	20,122	10,809	–	–
Bonds (note 14(b))	45,216	–	–	–
	65,338	**10,809**	–	–

(a) Secured debenture stock

Both current and non-current secured debenture stock consist of fixed interest debt securities which are of equal ranking and are secured by a first ranking security interest over all the assets of PGG Wrightson Finance Limited.

Due within:

	GROUP 2006 $000	GROUP 2005 $000	PARENT 2006 $000	PARENT 2005 $000
Within one year	79,049	59,488	–	–
Between one and two years	10,175	8,899	–	–
Between two and three years	8,997	1,190	–	–
Between three and five years	950	720	–	–
	99,171	**70,297**	–	–

(b) Bonds

PGG Wrightson Finance Limited has issued Bonds of $45.2 million (2005: $45.2 million) to the public and institutional investors, which are secured by security stock issued to the Trustees for Bondholders.

Bonds comprise:

	Outstanding $000	Coupon Interest rate	Maturity
Wrightson Finance Limited 2009	20,000	8.25%	20 May 2009
Wrightson Finance Limited 2010	25,216	8.50%	20 May 2010

Both bonds are senior secured, ranking pari passu with secured deposits and bank funding with a 5% limitation on prior security.

Interest is paid quarterly.

15 OTHER NON CURRENT LIABILITIES

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Bank mortgages – secured	**14,991**	–	–	–

The bank mortgages are secured over Group properties and are repayable in 2010.

16 PROVISIONS

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Loyalty reward programme (note 16(a))	2,705	–	2,705	–
Restructuring (note 16(b))	12,375	–	11,574	–
	15,080	–	**14,279**	–
(a) Provision for loyalty reward programme				
Balance as at 1 July	–	–	–	–
Acquired as part of business combination	2,862	–	2,862	–
Additional provision made	1,139	–	1,139	–
Amount utilised	(1,296)	–	(1,296)	–
Balance as at 30 June	**2,705**	–	**2,705**	–

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card.

A provision is retained for the expected level of points redemption.

(b) Provision for restructuring				
Balance as at 1 July	–	–	–	–
Acquired as part of business combination	34,089	–	33,193	–
Amount utilised	(21,714)	–	(21,619)	–
Balance as at 30 June	**12,375**	–	**11,574**	–

The merger of Wrightson Limited and PGG Wrightson Limited (formerly Pyne Gould Guinness Limited) in October 2005, resulted in the restructuring of the Group's operations. The amount provided for has been determined from an analysis of the restructuring plans and its impacts on the Group's operations.

Due to restructuring of activities, the Group no longer occupies facilities which are subject to non-cancellable leases. Facilities are sublet where possible. For empty premises, and where subleased rental income is less than the rental expense being incurred, the net obligation under the lease agreement has been provided for and is included in the provision for restructuring. The lease liability will be incurred through to 2014.

17 FINANCE RECEIVABLES

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Finance receivables	236,013	132,219	–	97,026
Less provision for doubtful debts (note 17(a))	(2,092)	(1,441)	–	(1,441)
	233,921	**130,778**	**–**	**95,585**
(a) Analysis of movements in provision for doubtful debts				
Specific provision				
Balance as at 1 July	(1,341)	(2,749)	(1,341)	(2,749)
Specific provision written off	149	617	149	617
Specific provision acquired as part of business combination	(1,506)	–	(1,091)	–
Specific provision transferred to subsidiary	–	–	1,298	–
Change in specific provision	(2,053)	791	(1,674)	791
Balance as at 30 June	**(4,751)**	**(1,341)**	**(2,659)**	**(1,341)**
General provision				
Balance as at 1 July	(100)	(1,160)	(100)	(975)
General provision acquired as part of business combination	(800)	–	(800)	–
Change in general provision	631	1,060	631	875
Balance as at 30 June	(269)	(100)	(269)	(100)
Total provision for doubtful debts	**(5,020)**	**(1,441)**	**(2,928)**	**(1,441)**
Consists of:				
Provision against finance receivables	(2,092)	(1,441)	–	(1,441)
Provision against accounts receivables	(2,928)	–	(2,928)	–
	(5,020)	**(1,441)**	**(2,928)**	**(1,441)**

18 INVENTORIES

	GROUP 2006	GROUP 2005	PARENT 2006	PARENT 2005
Merchandise/finished goods	146,496	39,334	73,264	39,334
Raw materials and work in progress	3,641	4,110	3,641	4,110
Total inventories	**150,137**	**43,444**	**76,905**	**43,444**

Certain inventories are subject to restriction of title as per the Personal Property Securities Act 1999.

19 TRADE DEBTORS AND OTHER

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Accounts receivable	200,018	55,276	158,915	55,277
Less provision for doubtful debts (note 17(a))	(2,928)	–	(2,928)	–
Other receivables and prepayments	22,259	6,549	17,105	6,078
Income tax refundable	12,265	1,327	8,443	1,350
Amounts owing from subsidiaries	–	–	116,731	1,196
Amounts owing from associate companies	373	5,050	373	5,050
Amounts owing from other companies	418	–	418	–
	232,405	**68,202**	**299,057**	**68,951**

20 GOODWILL

	GROUP 2006 $000	GROUP 2005 $000	PARENT 2006 $000	PARENT 2005 $000
Cost	303,432	20,948	296,471	20,948
Impairment	(570)	–	(570)	–
Accumulated amortisation	(16,585)	(5,980)	(15,928)	(5,980)
	286,277	**14,968**	**279,973**	**14,968**
Balance as at 1 July	14,968	16,303	14,968	16,303
Goodwill arising on acquisitions	211,160	330	209,818	330
Acquired as part of business combination	71,301	–	66,236	–
Amortisation	(10,582)	(1,665)	(10,479)	(1,665)
Impairment	(570)	–	(570)	–
Balance as at 30 June	**286,277**	**14,968**	**279,973**	**14,968**

21 PROPERTY, PLANT AND EQUIPMENT

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Cost and revaluation				
Land at cost	32,484	3,357	17,861	3,357
Land at valuation	170	316	170	316
Buildings at cost	27,343	14,191	18,569	14,191
Buildings at valuation	324	1,058	324	1,058
Plant and equipment at cost	72,653	15,742	48,095	15,742
Capital works in progress	3,759	1,399	3,477	1,399
Total cost and revaluation	**136,733**	**36,063**	**88,496**	**36,063**
Accumulated depreciation				
Buildings	3,665	3,474	3,060	3,474
Plant and equipment	46,700	11,175	34,583	11,175
Total accumulated depreciation	**50,365**	**14,649**	**37,643**	**14,649**
Net book value				
Land	32,654	3,673	18,031	3,673
Buildings	24,002	11,775	15,833	11,775
Plant and equipment	25,953	4,567	13,512	4,567
Capital works in progress	3,759	1,399	3,477	1,399
Total net book value	**86,368**	**21,414**	**50,853**	**21,414**

The Group properties stated at valuation are at 1985 to 1987 valuations, plus additions at cost, less depreciation. The latest valuations from Quotable Value New Zealand of land and buildings total $62 million.

22 OTHER NON CURRENT ASSETS

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Investments (note 22(a))	24,490	890	145,549	4,582
Deferred taxation benefit (note 22(b))	14,538	1,566	12,380	1,566
	39,028	**2,456**	**157,929**	**6,148**

(a) Investments

Investments in subsidiaries (i)	-	-	124,121	3,705
Investments in associate companies (ii)	2,932	116	2,459	500
Other investments (iii)	21,558	774	18,969	377
Total investments	**24,490**	**890**	**145,549**	**4,582**

(i) Subsidiaries

The principal subsidiary Company details are as follows:

(a) The following principal subsidiary companies are wholly owned and have a 30 June balance date:

Name of entity	Principal activities
Agricom Limited	Proprietary seeds
Agriculture New Zealand Limited	Training
Agri-feeds Limited	Stock feed
New Zealand Wool Handlers Limited	Wool Logistics
PGG Wrightson Finance Limited (formerly Wrightson Finance Limited)	Finance
PGG Wrightson Genomics Limited	Proprietary seeds
PGG Wrightson Investments Limited	Investment
Wrightson Seeds (Australia) Pty Limited	Seeds
Wrightson Seeds Limited	Seeds

New Zealand Wool Handlers Limited became a wholly owned subsidiary on 7 October 2005 upon the merger with Wrightson Limited. Consequently the results are equity accounted to that date.

PGG Finance Limited was amalgamated into PGG Wrightson Finance Limited (formerly Wrightson Finance Limited) on 31 March 2006. On 30 June 2006 the finance receivables, client deposits and client current accounts which were previously recorded in the Parent were transferred to this subsidiary.

Wrightson Seeds (Australia) Pty Limited was incorporated in Australia.

(b) The subsidiary Company Wrightson PAS is a Uruguayan Company, owned by PGG Wrightson Investments Limited. Wrightson PAS has a 30 November balance date and is involved in seed operations including facilitating the sales and service of New Zealand seed in Uruguay.

(c) The operating surplus after income tax of the subsidiaries Agricom Limited and New Zealand Wool Handlers Limited acquired in 2006 to 30 June 2006 was $5.6 million.

(ii) Associates

In addition to the associate investments listed below, investments in associate companies comprise primarily of shareholdings in saleyard companies, the market value of which is difficult to determine. The Directors are of the view that, with the exception of the following investments, the value of these interests are individually immaterial.

The New Zealand Merino Company Limited – 50% shareholding.

Investment book value 30 June 2006	$2,458,961	(2005: Nil)

The Company is involved in the processing and marketing of merino wool.

	GROUP	
	2006	2005
	$000	$000
Carrying amount of associates		
Balance as at 1 July	116	116
Acquired as part of a business combination	1,394	–
New investments	1,099	–
Equity accounted earnings of associates	439	–
Associate becoming a subsidiary	(116)	–
Balance as at 30 June	**2,932**	**116**

(iii) Other investments

Other investments include shareholding in other listed companies. The market values of these investments were not materially different from cost as at 30 June 2006 and 2005.

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
(b) Deferred taxation benefit				
Balance as at 1 July	1,566	2,403	1,566	2,342
Current year (charges)	(5,347)	(837)	(3,680)	(776)
Transferred to subsidiary	–	–	(428)	–
Acquired as part of business combination	18,319	–	14,922	–
Balance as at 30 June	**14,538**	**1,566**	**12,380**	**1,566**

23 MERGER WITH WRIGHTSON LIMITED

On 7 October 2005 PGG Wrightson Limited (formerly Pyne Gould Guinness Limited) acquired all the issued share capital of Wrightson Limited by issuing 168,779,338 shares to ex Wrightson Limited shareholders. Under the purchase, PGG Wrightson Limited took control of the assets and assumed responsibility for the liabilities of Wrightson Limited. Wrightson Limited was amalgamated into PGG Wrightson Limited on 7 October 2005.

The effect of the merger on the Parent and Group at 7 October 2005 was:

	GROUP	PARENT
	$000	$000
Inventories	92,651	60,603
Future income tax benefit	18,319	14,922
Income tax refund due	1,325	2,366
Property, plant and equipment	73,828	55,307
Investment in subsidiaries	–	84,715
Investment in associates and other companies	22,867	20,443
Trade and sundry debtors	168,467	140,170
Finance receivables	63,439	1,611
Intangible assets	68,678	66,417
Owing by associates	5,533	5,533
	515,107	452,087
less		
Clients' unsecured deposit and current accounts	64,796	2,316
Bank overdraft and short term borrowings	150,272	160,609
Payables and accruals	202,169	166,101
Owing to subsidiaries	–	25,607
Minority interest	416	–
Net Assets	97,454	97,454
Purchase Price	295,263	295,263
Goodwill on merger	197,809	197,809

The effect on the Group arose from the merger and the effect on the Parent arose from amalgamation.

24 ACQUISITION OF SUBSIDIARY

Agricom Limited

On 1 July 2005 the Company purchased 100% of the share capital of the proprietary seed Company Agricom Limited and its subsidiary Company Agri Pro Seeds Limited.

The consideration for the purchase was cash $13,292,175 (of which $2,000,000 was paid by 30 June 2005).

The increase in each class of identifiable assets and liabilities to be recognised in the Group as a result of the acquisition is:

	GROUP
	$000
Inventories	4,502
Property, Plant and Equipment	6,021
Investments	52
Debtors	2,746
Brands	3,600
	16,921
less	
Bank Borrowings	11,892
Creditors	3,746
Net Assets	1,283
Purchase Price	13,292
Goodwill on acquisition	12,009

25 COMPARISON TO PROSPECTIVE FINANCIAL INFORMATION

The following is the comparison of consolidated actual financial information to the prospective financial information previously published to shareholders, in the Investment Statement and Prospectus dated 31 August 2005, which was prior to the merger of PGG Wrightson Limited (formerly Pyne Gould Guinness Limited) and Wrightson Limited.

Consolidated Statement of Financial Performance

For the year ended 30 June 2006

	GROUP		
	Actual	Prospective	Difference
	$000	$000	$000
Operating revenue	848,270	912,000	(63,730)
Operating surplus before goodwill amortisation	47,865	58,000	(10,135)
Goodwill amortisation	(10,582)	(9,000)	(1,582)
Net surplus before taxation	37,283	49,000	(11,717)
Income tax expense	(10,269)	(19,000)	8,731
Net surplus	27,014	30,000	(2,986)

Consolidated Statement of Financial Position

As at 30 June 2006

	GROUP		
	Actual	Prospective	Difference
	$000	$000	$000
EQUITY			
Share capital	359,445	360,000	(555)
Retained earnings and reserves	55,583	57,000	(1,417)
TOTAL EQUITY	415,028	417,000	(1,972)
Represented by:			
Current assets	616,463	605,000	11,463
Non current assets	507,695	462,000	45,695
TOTAL ASSETS	1,124,158	1,067,000	57,158
TOTAL LIABILITIES	709,130	650,000	59,130
NET ASSETS	415,028	417,000	(1,972)

Consolidated Statement of Cash Flows

For the year ended 30 June 2006

	Actual	Prospective	Difference
Net cash flows from operating activities	12,419	29,000	(16,581)
Net cash flows from investing activities *	(223,323)	(175,000)	(48,323)
Net cash flows from financing activities	4,232	8,000	(3,768)
Ending cash carried forward/(overdraft)	(253,210)	(211,000)	(42,210)

*The net cash acquired on the acquisition of Wrightson Limited has been added to the actual cash flows from investing activities in order to align the accounting treatment with that in the Prospectus and prospective financial information.

Explanations for major variances are as follows:

The financial result reflects trading conditions that were materially less favourable than those prevailing at the time of the merger between Pyne Gould Guinness Limited and Wrightson Limited in October 2005. The Livestock, Rural Supplies and Seeds & Grain businesses were most affected by trading conditions. Livestock trading was lower than expected in Spring and Summer, as benign weather conditions and reduced prices encouraged farmers to retain stock for finishing rather than send them for slaughter. Sheep and beef farm net incomes fell almost 30 percent for the financial year, reflecting the impact of commodity prices and a relatively high New Zealand dollar. This had a significant impact on investment in farming inputs through Rural Supplies. Though the proprietary seeds business achieved its performance targets for New Zealand, earnings in international markets were reduced by New Zealand dollar exchange rates, and in Australia by climatic conditions. Earnings from the trading and multiplication businesses were reduced by the impact of exchange rates on international sales.

Impacting favourably on the result are approximately $12 million of gains generated from the sale of surplus properties and various Rural Supplies stores, and approximately $4 million in gains generated from business rationalisations in the year that were not projected at the time of the merger. The tax free nature of these profits has resulted in a lower than projected effective tax rate.

The variance in financial position has been materially impacted by the business conditions described above and the resultant impact on working capital, together with differences in accounting treatments for the merger. The overall cash position has been adversely impacted by increased finance advances, which has also caused the variance from investing activities.

26 FINANCIAL INSTRUMENTS

(A) Nature of activities and management policies with respect to financial instruments

All activities and management policies with respect to financial instruments are carried out in accordance with treasury policies approved by the Board of Directors.

(i) Foreign exchange risk

The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arises from these activities. It is the Group's policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $31.5 million (2005: $1.2 million) for the Group and $3.7 million (2005: $1.2 million) for the Parent. The cash settlement requirements of these contracts approximates the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to Wrightson Seeds Australia which is hedged with foreign exchange contracts.

(ii) Interest rate risk

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate.

The Group had $162.8 million (Parent: $90.0 million) of interest rate contracts at 30 June 2006 (2005: Nil).

(iii) Liquidity risk

Liquidity risk arises from not having enough cash to meet financial obligations. This risk is managed by:

- ensuring any shortfall between maturing assets and liabilities is covered by committed undrawn credit facilities; and
- forecasting trend, seasonal and potential cyclical liquidity requirements.

(iv) Credit risk

In the normal course of business the Group incurs credit risk from financial institutions, trade debtors and advances to clients. The Group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure have been set and are monitored on a regular basis. The Group requires collateral in the form of both mortgages over real property and general security agreements over stock and plant for the majority of advances made to clients.

(a) Maximum exposures to credit risk as at balance date are

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Finance Receivables	329,943	216,172	–	95,585
Trade Debtors and Other Receivables	232,405	68,202	299,057	68,951
Interest rate swaps	254,416	–	135,000	–

(b) Concentrations of credit risk

Financial instruments which potentially subject the Group to concentrations of credit risk principally consist of bank balances, advances, trade debtors, and interest rate forward agreements. The Group places its cash and short term investments with the major trading banks. Concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group's farming customer base in New Zealand.

(B) Fair value

The fair value of the following financial instruments materially differ from their carrying values shown in the Statement of Financial Position.

	GROUP			
	2006 Carrying Value	2006 Fair Value	2005 Carrying Value	2005 Fair Value
Assets:	$000	$000	$000	$000
Forward foreign exchange contracts	–	(976)	–	1,621
Foreign exchange options	–	(372)	–	–
Interest rate swaps	–	(412)	–	–
	PARENT			
Assets:				
Forward foreign exchange contracts	–	(361)	–	1,621
Foreign exchange options	–	–	–	–
Interest rate swaps	–	206	–	–

The fair value of foreign exchange contracts, interest rate options and interest rate swaps is based on quoted market price.

All other financial instruments except finance receivables are carried at fair value. The fair value of finance receivables cannot be determined with an acceptable level of reliability within the constraints of timeliness and cost, because it is not practicable to consider all relevant factors to determine a fair value for each of them.

(C) Repricing analysis

The following tables identify the weighted average interest rate of the financial assets and liabilities of the Group and Parent and their maturity periods.

Group 2006	Weighted Average Interest Rate %	Total $000	Up to 12 months $000	1 to 2 years $000	Over 2 years $000	Non-Interest Bearing $000
Assets						
Accounts receivable	0.00%	200,018	–	–	–	200,018
Other receivables	0.00%	22,259	–	–	–	22,259
Finance receivables	10.86%	329,943	233,921	23,784	72,238	–
Amounts owing from other companies	0.00%	791	791	–	–	–
		553,011	234,712	23,784	72,238	222,277
Liabilities						
Bank overdrafts	7.20%	253,210	253,210	–	–	–
Trade creditors and accruals	0.00%	186,503	–	–	–	186,503
Client deposits	7.08%	110,039	110,039	–	–	–
Secured debenture stock	7.10%	99,171	79,049	10,175	9,947	–
Bonds	8.39%	45,216	–	–	45,216	–
Bank mortgages	5.81%	14,991	–	–	–	14,991
		709,130	442,298	10,175	55,163	201,494
Net on-balance sheet financial position		(156,119)	(207,586)	13,609	17,075	20,783
Off-balance sheet financial instruments						
Interest rate swaps		–	(39,116)	9,800	29,316	–
Total off-balance sheet financial instruments		–	(39,116)	9,800	29,316	–
Net repricing profile		(156,119)	(246,702)	23,409	46,391	20,783

Group 2005	Weighted Average Interest Rate %	Total $000	Up to 12 months $000	1 to 2 years $000	Over 2 years $000	Non-Interest Bearing $000
Assets						
Accounts receivable	0.00%	55,276	–	–	–	55,276
Other receivables	0.00%	6,549	–	–	–	6,549
Finance receivables	9.15%	216,173	130,778	29,211	56,184	–
Amounts owing from associate companies	6.89%	5,050	5,050	–	–	–
		283,048	135,828	29,211	56,184	61,825
Liabilities						
Bank overdrafts	6.89%	46,538	46,538	–	–	–
Trade creditors	0.00%	25,478	–	–	–	25,478
Client deposits	4.75%	98,099	98,099	–	–	–
Secured debenture stock	6.63%	70,297	59,488	8,899	1,910	–
Other liabilities	0.00%	12,365	–	–	–	12,365
		252,777	204,125	8,899	1,910	37,843
Net on-balance sheet financial position and net repricing profile		30,271	(68,297)	20,312	54,274	23,982

Parent 2006	Weighted Average Interest Rate %	Total $000	Up to 12 months $000	1 to 2 years $000	Over 2 years $000	Non-Interest Bearing $000
Assets						
Accounts receivable	0.00%	155,987	–	–	–	155,987
Other receivables	0.00%	17,105	–	–	–	17,105
Finance receivables	0.00%	–	–	–	–	–
Amounts owing from subsidiaries	7.20%	116,731	116,731	–	–	–
Amounts owing from other companies	0.00%	791	791	–	–	–
		290,614	117,522	–	–	173,092
Liabilities						
Bank overdrafts	7.20%	286,997	286,997	–	–	–
Trade creditors	0.00%	98,736	–	–	–	98,736
Client deposits	0.00%	2,729	2,729	–	–	–
Other liabilities	0.00%	62,104	–	–	–	62,104
		450,566	289,726	–	–	160,840
Net on-balance sheet financial position		(159,952)	(172,204)	–	–	12,252
Off-balance sheet financial instrument						
Interest rate swaps		–	24,000	(13,000)	(11,000)	–
Total off-balance sheet financial instruments		–	24,000	(13,000)	(11,000)	–
Net repricing profile		(159,952)	(148,204)	(13,000)	(11,000)	12,252

Parent 2005	Weighted Average Interest Rate %	Total $000	Up to 12 months $000	1 to 2 years $000	Over 2 years $000	Non-Interest Bearing $000
Assets						
Accounts receivable	0.00%	55,277	–	–	–	55,277
Other receivables	0.00%	6,078	–	–	–	6,078
Finance receivables	12.33%	95,585	95,585	–	–	–
Amounts owing from subsidiaries	7.17%	1,196	1,196	–	–	–
Amounts owing from associates	6.89%	5,050	5,050	–	–	–
		163,186	101,831	–	–	61,355
Liabilities						
Bank overdrafts	6.89%	11,589	11,589	–	–	–
Trade creditors	0.00%	25,478	–	–	–	25,478
Client deposits	4.75%	98,099	98,099	–	–	–
Other liabilities	0.00%	12,060	–	–	–	12,060
		147,226	109,688	–	–	37,538
Net on-balance sheet financial position and net repricing profile		15,960	(7,857)	–	–	23,817

27 RECONCILIATION OF SURPLUS AFTER TAXATION WITH NET CASH FLOW FROM OPERATING ACTIVITIES

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Surplus after taxation	27,014	17,042	11,926	14,660
Add/(deduct) non-cash items:				
Depreciation	6,684	2,340	5,167	2,340
Intangibles amortisation and impairment	11,152	1,665	11,049	1,665
Net (profit) on sale of assets/shares	(11,938)	(3,024)	(9,163)	(3,024)
Bad debts written off (net)	462	843	462	843
Increase/(decrease) in provision for doubtful debts	1,422	(2,044)	1,043	(1,859)
(Increase)/decrease in deferred taxation	5,502	837	3,709	776
Equity accounted (earnings) from associates	(439)	–	–	–
	12,845	617	12,267	741
Add/(deduct) movement in working capital items:				
(Increase)/decrease in inventories	(9,540)	(1,549)	11,157	(1,549)
(Increase)/decrease in accounts receivable and prepayments	17,405	(6,437)	30,143	(6,217)
Increase/(decrease) in trade creditors, provisions and accruals	(23,025)	(1,206)	(19,636)	(1,312)
Increase/(decrease) in income tax payable/receivable	(12,280)	(908)	(3,260)	(912)
	(27,440)	(10,100)	18,404	(9,990)
Net cash flow from operating activities	**12,419**	**7,559**	**42,597**	**5,411**

28 COMMITMENTS

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
There are commitments in respect of:				
Capital expenditure not provided for	3,887	651	2,347	651
Investment in BioPacificVentures (i)	11,672	–	–	–
	15,559	**651**	**2,347**	**651**

(i) Investment in BioPacificVentures

The Group has committed $14 million to a new international fund established for investment in food and agriculture life sciences. PGG Wrightson's investment in BioPacificVentures will be made over approximately six years.

The investment has an anticipated total lifespan of 12 years. There have been drawdowns of $2.3 million on the committed level of investment to 30 June 2006 (2005: Nil), which is included in other investments.

29 CONTINGENT LIABILITIES

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
There are contingent liabilities in respect of:				
Guarantees (i)	15,969	106,948	15,969	106,948
PGG Wrightson Loyalty Reward Programme (ii)	854	–	854	–
Discounted export bills (iii)	132	469	132	469
	16,955	**107,417**	**16,955**	**107,417**

(i) Guarantees

The guarantees are provided to the banks for subsidiary Company borrowings and to other various third parties. The guarantees previously provided by the Parent over subsidiary Company borrowings ceased during 2006.

(ii) PGG Wrightson Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

(iii) Discounted export bills

PGG Wrightson have discounted export bills with the bank.

(iv) Retirement Plans

PGG Wrightson Limited has a contingent liability to maintain actuarial soundness of the Wrightson Retirement Plan in terms of a Trust Deed dated 2 October 1995. A triennial review of the fund is completed by an independent actuary with the last review completed for the period ended 30 June 2005. The deficit identified from this review has been recorded as a liability at 30 June 2006.

PGG Wrightson Limited has also guaranteed the pension obligations of the W&K Employee Benefits Plan. The last triennial valuation completed by the plan's independent actuary as at 31 March 2005 reported that W&K Employee Benefits Plan was in a strong financial position, with investment assets significantly in excess of both the current and projected pension liabilities.

No losses are expected to arise from these contingent liabilities.

30 OPERATING LEASE COMMITMENTS

The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms at balance date are as follows:

	GROUP		PARENT	
	2006	2005	2006	2005
	$000	$000	$000	$000
Within one year	13,232	1,957	12,209	1,957
One to two years	8,959	843	8,531	843
Two to five years	15,077	1,170	14,400	1,170
Beyond five years	23,519	1,147	23,519	1,147
	60,787	**5,117**	**58,659**	**5,117**

31 AMOUNTS OWING TO/FROM DIRECTORS

Some Directors use the Wrightson American Express credit card facility and/or have farming interests where they enter into transactions with the Group in the normal course of business for those farming operations. Deposits includes amounts deposited by Directors and associated family interests on normal commercial terms. These transactions are not material to the Group or Parent.

32 RELATED PARTIES

Types of related party transactions

The Parent Company has entered into certain transactions with its subsidiaries. The types and values of transactions and balances are disclosed in notes 1,4,12,13,19 and 22.

33 SEGMENT INFORMATION

(a) Industry segments

The Group operates in the following industry segments, its primary business being the supply of products and services to the rural industry.

- Rural Services, including;
  - Real estate and insurance services
  - Rural merchandise
  - Farm consultancy and training
  - Irrigation and pumping services
  - Livestock marketing and supply
  - Wool procurement, warehousing, marketing and export
- Supply of seeds, grains and feed supplements
- Farm finance

The Seed and Grain industry segment was not material in the prior year and was therefore not separately disclosed. Following the acquisition of Wrightson Limited, this segment is now material to the Group.

	INDUSTRY		CONSOLIDATED	
	2006	2005	2006	2005
	$000	$000	$000	$000
Revenue derived from outside the Group				
Rural Services	646,635	284,898		
Seed and Grain	170,222	–		
Farm Finance	31,852	22,177		
Inter-segment revenue (eliminated on consolidation)				
Rural Services	–	–		
Seed and Grain	45,262			
Farm Finance	–	–		
Total revenue			**848,709**	**307,075**
Segment net surplus				
Rural Services	24,299	16,310		
Seed and Grain	8,869	–		
Farm Finance	4,115	8,460		
Total net surplus			**37,283**	**24,770**
Segment assets				
Rural Services	681,925	150,484		
Seed and Grain	110,099	–		
Farm Finance	332,134	216,173		
Total assets			**1,124,158**	**366,657**

(b) Geographic segments

The Group operates predominantly in New Zealand, with one business unit in Australia and three business units in Uruguay.

The Uruguayan entities represent less than 5% of Group revenue. The Australian business unit facilitates the export sales and services of New Zealand operations in addition to their own seed trading operations. Inter-segment pricing is determined on an arm's length basis.

	REGION		CONSOLIDATED	
	2006	2005	2006	2005
	$000	$000	$000	$000
Revenue derived from outside the Group				
New Zealand	803,447	299,413		
Australia	45,262	7,662		
Inter-segment revenue (eliminated on consolidation)				
New Zealand	42,532	–		
Australia	266	–		
Total revenue			**848,709**	**307,075**
Segment net surplus				
New Zealand	31,412	23,628		
Australia	5,871	1,142		
Total net surplus			**37,283**	**24,770**
Segment assets				
New Zealand	1,099,672	364,069		
Australia	24,486	2,588		
Total assets			**1,124,158**	**366,657**

34 ADOPTION OF NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In December 2002 The New Zealand Accounting Review Board announced that International Financial Reporting Standards (IFRS) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option for early adoption of the new standards for the periods beginning on or after 1 January 2005.

Since this date New Zealand equivalents to International Financial Reporting Standards (NZ IFRS) have been issued. In complying with these, New Zealand entities will be in compliance with IFRS.

Analysis of the potential impacts from the conversion to NZ IFRS commenced in August 2004. The Company has considered the impacts of NZ IFRS implementation, both from a reporting and an operational perspective. The objective of the Company is to ensure the conversion to NZ IFRS occurs within agreed and required timelines (under the Financial Reporting Act 1993), ensuring:

- Minimal operational impact on the Group; and
- All relevant parties are consulted.

The Group intends to adopt NZ IFRS and report for the first time under these standards for the year ending 30 June 2008. Upon adoption of NZ IFRS, comparative information presented in the financial statements will be restated to conform to the requirements of the new standards, and the financial impact of that adoption will be disclosed.

Only one key difference in accounting policies has been identified to date as follows:

Accounting for goodwill

- Under NZ IFRS 3 goodwill will no longer be amortised. However, it will be subject to regular reviews for impairment.
- Currently the Company records goodwill at cost less amortisation over periods not exceeding 20 years.

Known or reliably estimated information about the impacts on the financial report, had it been prepared using NZ IFRS, have not yet been determined.

The actual impact of adopting NZ IFRS may vary from the information presented, and the variation may be material.

35 EVENTS SUBSEQUENT TO BALANCE DATE

(i) Final dividend

Subsequent to balance date, on 22 August 2006, the Directors declared a final dividend of 6 cents per share.

The dividend has not been recognised as a liability in the financial statements.

(ii) Sale of Ceres Farm

Subsequent to balance date, on 31 July 2006, the Parent Company sold a seeds research farm, Ceres Farm, realising a capital profit of $7 million which will be recorded as a gain in the year ending 30 June 2007.

STATUTORY DISCLOSURES

Disclosure of Interests by Directors

The following particulars of notices were given by Directors of the Company pursuant to Section 140(2) of the Companies Act 1993.
(* Interest ceased during the year.)

DIRECTOR	INTEREST	ORGANISATION
A W Baylis (Chairman)	Chairman	Cottonsoft Limited
		Naylor Love Enterprises Limited
		Real Journeys Limited
	Director	Blackhead Quarries Limited
		AFFCO Holdings Limited*
		Port of Tauranga Limited
		Tenby Estates Limited
	Trustee	PGG Wrightson Limited Employee Share Purchase Scheme
		Williams & Kettle Employee Benefits Plan
Sir Selwyn Cushing (1)	Chairman	NZ Rural Property Trust Management Limited
	Chairman/Shareholder	Rural Equities Limited
	Deputy Chairman/Shareholder	Cable Talk Group Limited
	Director/Shareholder	Makowai Farm Limited
		Whakamarumaru Station Limited
	Trustee	Williams & Kettle Limited Employee Benefits Plan
	Unit Holder	NZ Rural Property Trust
R F Elworthy	Director	HumanWare Limited
		MARAC Finance Limited
		Perpetual Trust Limited
		Pyne Gould Corporation Limited
M J Flett (1)	Director/Shareholder	Blueprint Holdings 2006 Limited and subsidiaries
		Kerry Industries Limited
		Milkpride Limited
		Milkpride Holdings Limited
		Payton Holdings Limited and subsidiaries
		TCO Limited
		Uruguay Farms Limited
		Dunkit S.A.
		Tobay S.A.
	Member	Advisory Board to the Van Leeuwen Group
	Trustee	Wrightson Retirement Plan
		Susan Flett Trust
		Liaki Trust

B J Jolliffe	Chairman	Nissan Finance New Zealand Limited
		Perpetual Trust Limited
	Managing Director	MARAC Finance Limited
		Pyne Gould Corporation Limited
	Trustee	PGG Wrightson Limited Employee Share Purchase Scheme
S R Maling	Chairman	MARAC Finance Limited
		Pyne Gould Corporation Limited
	Director	Perpetual Trust Limited
J B McConnon (1)	Director/Shareholder	Aorangi Laboratories Limited
		SABCON Limited
	Director	Foodcap International Limited*
		Rural Portfolio Investments Limited
		Rural Portfolio Investments Securities Limited
		D C Ross Limited
	Trustee	PGG Wrightson Limited Employee Share Purchase Scheme
M C Norgate (1)	Director	Aotearoa Fisheries Limited
		C&J Custodian Limited
		Dexcel Limited
		Kura Limited
		MCN Holdings Limited
		MCN Rural Investments Limited
		Rural Portfolio Investments Limited
		Rural Portfolio Investments Securities Limited
		Sealord Group Limited
		Westgate Port Taranaki Limited
	Member	Growth & Innovation Advisory Board
		Foundation for Research Science & Technology
		Auckland Regional Council Economic Development Unit Advisory Board
	Trustee	PGG Wrightson Limited Employee Share Purchase Scheme
M J Saunders (2)	Director	H & J Smith Holdings Limited

K R Smith (1)	Chairman	Electronic Navigation Limited
		Healthcare Holdings Limited
		Lowe Corporation Limited and subsidiaries
		Mobile Surgical Services Limited
		Skellerup Holdings Limited
		Sunrise Coast Limited*
		The Warehouse Group Limited
		Tourism Holdings Limited
		Wickliffe Limited
	Director	Crown Money Corporation Limited
		Community Financial Services Limited
		Enterprise Motor Group Limited and subsidiaries
		Genesis Power Limited*
		Gwendoline Holdings Limited
		James Raymond Holdings Limited
		Macquarie Goodman (NZ) Limited
		The Ascot Hospital & Clinics Limited
	Trustee	G E S Lowe Family Trusts
		The Tindall Foundation
S A Staley	Chairman	Maritime New Zealand
		Ngai Tahu Property Management Limited
	Director	Dunedin International Airport Limited*
		Global Technologies (NZ) Limited
		Tower Limited and associated companies
	Partner	Staley Cardoza Lawyers
	Trustee	University of Otago Foundation Trust
W D Thomas	Director	Longbeach Estate Limited*
	Trustee	Longbeach Trust
G W Weenink (1)	Director	NZ Rural Property Trust Management Limited
		Rural Equities Limited

In addition, Sir Selwyn Cushing, M J Flett, and W D Thomas advised that they each have interests in farming operations and may transact business with PGG Wrightson Group companies on normal terms of trade.

(1) Appointed 7 October 2005

(2) Resigned 23 September 2005

DIRECTORS' REMUNERATION

The following persons held office, or ceased to hold office, as a Director during the year to 30 June 2006 and received the following remuneration (including the value of any benefits):

DIRECTOR	REMUNERATION	COMMITTEE MEMBERSHIP
A W Baylis (Chairman)	$155,125	Audit Committee Remuneration and Appointments Committee (Chairman to October 2005) Employee Share Purchase Scheme (Trustee)
Sir Selwyn Cushing (1)	$45,000	
R F Elworthy	$58,625	Remuneration and Appointments Committee (to October 2005)
M J Flett (1)	$52,500	Audit Committee (from October 2005)
J W Gould (2)	$10,000	
B J Jolliffe	$58,750	Remuneration and Appointments Committee (from October 2005) Employee Share Purchase Scheme (Trustee)
S R Maling	$64,250	Audit Committee Remuneration and Appointments Committee (to October 2005)
J B McConnon (1) (Interim Managing Director to 30 November 2005)	$287,917	Remuneration and Appointments Committee (from October 2005) Employee Share Purchase Scheme (Trustee)
M C Norgate (1)	$50,625	Remuneration and Appointments Committee – Chairman (from October 2005) Employee Share Purchase Scheme (Trustee)
M J Saunders (2)	$10,000	
K R Smith (1)	$60,000	Audit Committee – Chairman (from October 2005)
S A Staley	$65,000	Audit committee (Chair to October 2005)
W D Thomas	$56,875	
G W Weenink (1)	$45,000	

(1) Appointed 7 October 2005

(2) Resigned 23 September 2005

DIRECTORS' SHAREHOLDINGS

		30 JUNE 2006	30 JUNE 2005
A W Baylis (5)	– Beneficially owned	60,563	53,834
Sir Selwyn Cushing	– Beneficially owned	45,614	–
	– Beneficial interest	2,725,985	–
R F Elworthy (3)	– Beneficially owned	14,238	12,656
M J Flett (4)	– Beneficially owned	11,535	–
J W Gould	– Beneficially owned	–	4,360
B J Jolliffe (3) (5)	– Beneficially owned	10,000	–
S R Maling (3)	– Beneficially owned	4,500	4,000
J B McConnon (4) (5)			
M C Norgate (4) (5)			
M J Saunders	– Beneficially owned	–	5,000
	– Associated person	–	10,000
K R Smith	– Beneficially owned	7,720	–
	– Non beneficial interest	23,070	–
S A Staley	– Beneficially owned	6,307	5,607
W D Thomas	– Beneficially owned	5,852	5,202
	– Beneficial interest	9,869	8,773

(3) R F Elworthy, B J Jolliffe and S R Maling are associated persons of substantial security holder Pyne Gould Corporation Limited which holds 62,444,007 shares. By virtue of a shareholder agreement between Rural Portfolio Investments Limited and Pyne Gould Corporation, they are also associated persons of Rural Portfolio Investments Limited.

(4) M J Flett, M C Norgate and J B MCConnon are associated persons of substantial security holder Rural Portfolio Investments Limited which holds 84,410,595 shares. By virtue of a shareholder agreement between Rural Portfolio Investments Limited and Pyne Gould Corporation, they are also associated persons of Pyne Gould Corporation. M C Norgate and J B McConnon have a beneficial interest in shares held by Rural Portfolio Investments Limited.

(5) A W Baylis, B J Jolliffe, J B McConnon and M C Norgate are non beneficial Trustees for the Employee Share Purchase Scheme holding 655,758 shares.

DIRECTORS' SHARE TRANSACTIONS

The Directors of the Company have notified the Company of the following share transactions between 1 July 2005 and 30 June 2006:

DIRECTOR	TRANSACTION	DATE	NUMBER	PRICE PER SHARE
A W Baylis	Bonus share issue	7 October 2005	6,729	
Sir Selwyn Cushing	Beneficial ownership in conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	45,614	
	Beneficial interest in conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	2,725,985	
R F Elworthy (3)	Bonus share issue	7 October 2005	1,582	
M J Flett (4)	Beneficial ownership in conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	11,535	
	Associated person of a substantial security holder subject to conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	84,410,595	
B J Jolliffe (3)	Purchase of shares	7 November 2005	10,000	$2.42
S R Maling (3)	Bonus share issue	7 October 2005	500	
J B McConnon (4)	Associated person of a substantial security holder subject to conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	84,410,595	
M C Norgate (4)	Associated person of a substantial security holder subject to conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	84,410,595	
K R Smith	Beneficial ownership in conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	7,720	
	Non-beneficial interest in conversion of shares in Wrightson – Pyne Gould Guinness amalgamation	7 October 2005	23,070	
S A Staley	Bonus share issue	7 October 2005	700	
W D Thomas	Bonus share issue	7 October 2005	650	
	Bonus share issue (beneficial interest)	7 October 2005	1,096	
A W Baylis B J Jolliffe J B McConnon M C Norgate	Purchase as Trustees of PGG Wrightson Limited Employee Share Purchase Scheme	26 April – 5 May 2006	655,758	$2.26 (average)

DIRECTORS' INDEPENDENCE

The Board has determined that as at 30 June 2006, the following Directors are Independent Directors as defined under the New Zealand Exchange rules.

A W Baylis

Sir Selwyn Cushing

K R Smith

S A Staley

W D Thomas

G W Weenink

The following Directors are not Independent Directors by virtue of their association with a substantial security holder.

R F Elworthy

M J Flett

B J Jolliffe

S R Maling

J B McConnon

M C Norgate

DIRECTORS' INDEMNITY AND INSURANCE

In accordance with section 162 of the Companies Act 1993 and the Constitution of the Company, the Company has insured Directors and Executives against liabilities to other parties that may arise from their positions as Directors of the Company, Subsidiaries and Associates. This insurance does not cover liabilities arising from criminal actions and deliberate and reckless acts or omissions by the Directors.

USE OF COMPANY INFORMATION BY DIRECTORS

The Board has implemented a protocol governing the disclosure of Company information to its substantial security holders. In accordance with this protocol and section 145 of the Companies Act 1993, R F Elworthy, B J Jolliffe and S R Maling have given notice that they may disclose certain information to Pyne Gould Corporation Limited in order to seek, and inform the Board of, its view as to the governance and operation of the Company and in order to enable Pyne Gould Corporation Limited to comply with certain statutory obligations.
M J Flett, M C Norgate and J B McConnon have given notice that they may disclose certain information to Rural Portfolio Investments Limited in order to seek, and inform the Board of, its view as to the governance and operation of the Company and in order to enable Rural Portfolio Investments Limited to comply with certain statutory obligations.

GENERAL DISCLOSURES

Subsidiary Company Directors

The following persons held the office of Director of the respective subsidiaries during the year. Directors appointed (A) or who resigned (R) during the year are indicated. Staff appointments do not receive Director fees or other benefits as a Director. Unless otherwise indicated, Group ownership is 100%.

Subsidiary	Directors
Agricom Limited	B A Brook (A), M E Sang (A), W D Thomas (R)
Agricom Australia Pty Limited	T J Browne
Agriculture New Zealand Limited	B A Brook, M E Sang
Agri-feeds Limited	B A Brook, M E Sang
Agri Pro Seeds Limited	B A Brook (A), J D McKenzie (R), M E Sang (A)
Ashburton Saleyard Company Limited	G W Cook, A E Marfell(A), C A H Mears (R)
Associated Auctioneers Fordell Limited	B R Burrough (R), I R Ellen (R), K J Roberts
Blue Ocean Holdings Limited	B A Brook (A), P A Macfie (R), M E Sang (A)
Canterbury Sale Yards (1996) Limited	B H W Boyes, A E Marfell (A), S D Martin, J R Morris (R)
Fruitfed Export Limited	B A Brook (A), P A Macfie (R), M E Sang (A)
Gabefox Sociedad Anonima	C Miguel de Leon (A)
Gimley Sociedad Anonima	C Miguel de Leon (A), M M Crosa (A)
Grain Dryers Limited	B A Brook (A), P T Enticott (R), C R Keller (R), M E Sang (A), G W Weenink (R)
Havelock (Shelf Company No 55) Limited	A W Baylis (R), B A Brook (A), M E Sang (A), W D Thomas (R)
Irrigation & Pumping Services Limited	B A Brook (A), M E Sang (A), K G Winders (R)
New Zealand Wool Handlers Limited	S H Cooper, H L Martyn, M E Sang, K G Winders
Onewool Limited	B A Brook, M E Sang
Otago Farmers Limited	A W Baylis (R), B A Brook (A), M E Sang (A)
Owaka Saleyards Limited	R J Fowler, R S Gamble
Pastoral Finance Co Limited	A W Baylis (R), B A Brook (A), M E Sang (A)
PGG Limited	B A Brook (A), M E Sang (A), K G Winders (R)
PGG Finance Limited (amalgamated with PGG Wrightson Finance Limited 31 March 2006)	A W Baylis, Sir Selwyn Cushing (A), R F Elworthy, M J Flett (A), B J Jolliffe, S R Maling, J B McConnon (A), M C Norgate (A), K R Smith (A), S A Staley, W D Thomas, G W Weenink (A).
PGG Seeds Australia Pty Limited	R J Herring, H L Martyn
PGG Wrightson Consortia Research Limited	B A Brook, M E Sang
PGG Wrightson Finance Limited	A W Baylis (A), B A Brook (R), Sir Selwyn Cushing (A), R F Elworthy (A), M J Flett (A), B J Jolliffe (A), S R Maling (A), J B McConnon (A), M C Norgate, M E Sang (R), K R Smith, S A Staley (A), W D Thomas (A), G W Weenink (A).

PGG Wrightson Genomics Limited	B A Brook, M E Sang
PGG Wrightson Investments Limited	B A Brook, M E Sang
PGG Wrightson Property Holdings Limited	B A Brook, M E Sang
PGG Wrightson Real Estate Australia Pty Limited	S H Cooper, M E Sang, G R Wade
PGG Wrightson Seeds Limited	B A Brook, M E Sang
Plant Breeders New Zealand Limited	B A Brook (A), D L Hazlett (R), D H Knox (R), M E Sang (A)
Reid Farmers Limited	A W Baylis (R), B A Brook (A), M E Sang (A)
Southland Farmers Limited	A W Baylis (R), B A Brook (A), M E Sang (A)
Stringer & Co Limited	A W Baylis (R), B A Brook (A), M E Sang (A)
W & K Finance Limited	B A Brook (A), P A Macfie (R), M E Sang (A)
Williams & Kettle Livestock Limited	B A Brook (A), P A Macfie (R), M E Sang (A)
Wool Exchange Invercargill Limited (80%)	J R Morris, N J Thorpe
Wrightson PAS (85%)	B A Brook, W Green (R), J D McKenzie (A), C Miguel de Leon, J Obes (R), C Perez (A), D A Parker (R), M E Sang
Wrightson Seeds (Australia) Pty Limited	M E Sang, G R Wade
Wrightson Seeds Limited	B A Brook, M E Sang

(A) Appointed during the year

(R) Resigned during the year

EMPLOYEE REMUNERATION

Set out below are the numbers of employees of the Company and its subsidiaries who received remuneration and other benefits of $100,000 or more during the year, in their capacity as employees. Amounts paid include the employer's contributions to superannuation funds, retiring entitlements and payments to terminating employees (e.g. long service leave). Redundancy payments are not included. The schedule includes livestock staff who are remunerated on a commission basis and whose remuneration fluctuates materially from year to year.

REMUNERATION RANGE	NUMBER OF EMPLOYEES
100,000 -110,000	32
110,001-120,000	22
120,001-130,000	21
130,001-140,000	14
140,001-150,000	6
150,001-160,000	5
160,001-170,000	6
170,001-180,000	4
180,001-190,000	2
190,001-200,000	2
200,001-210,000	1
210,001-220,000	2
220,001-230,000	4
230,001-240,000	2
240,001-250,000	1
250,001-260,000	3
260,001-270,000	2
270,001-280,000	2
340,001-350,000	1
430,001-440,000	1
540,001-550,000	1
650,001-660,000	1

The Remuneration and Appointments Committee of the Company's Board approves the Group's remuneration policy. The Committee also reviews and recommends to the Board for approval, the remuneration of the CEO and executives who report directly to the CEO.

SHAREHOLDER INFORMATION

PGG Wrightson Limited is quoted on the New Zealand Stock Market of New Zealand Exchange Limited (code PGW). As at 13 July 2006, PGG Wrightson Limited had 281,303,893 ordinary shares on issue.

SUBSTANTIAL SECURITY HOLDERS

At 13 July 2006, the following security holders had given notice in accordance with the Securities Markets Act 1988 that they were substantial security holders in the Company as follows.

SHAREHOLDER	NUMBER OF SHARES	DATE OF NOTICE
Rural Portfolio Investments Limited (refer to notes (3) & (4) on page 60)	84,410,595	10 October 2005
Pyne Gould Corporation Limited (refer to notes (3) & (4) on page 60)	62,444,007	10 October 2005
The Capital Group Companies Inc.	14,169,530	25 January 2006

TWENTY LARGEST REGISTERED SHAREHOLDERS

The 20 largest shareholders in PGG Wrightson limited as at 13 July 2006 were:

SHAREHOLDER	NUMBER OF SHARES HELD	% OF SHARES HELD
1. Rural Portfolio Investments Limited	84,410,595	30.00%
2. Pyne Gould Corporation Limited	62,444,007	22.20%
3. Westpac Banking Corporation – Client Assets No. 2*	17,223,929	6.12%
4. ANZ Nominees Limited*	8,115,758	2.88%
5. Masfen Farms Limited	4,043,845	1.43%
6. National Nominees New Zealand Limited*	4,021,519	1.42%
7. H & G Limited	2,725,985	0.96%
8. J M Rose	2,350,570	0.83%
9. Citibank Nominees (New Zealand) Limited*	1,633,190	0.58%
10. Soo York Chan & Markham & Partners Trustee Company Limited	847,902	0.30%
11. BNZ Nominees Limited*	658,778	0.23%
12. PGG Wrightson Employee Share Scheme	655,758	0.23%
13. Custodial Services Limited	644,031	0.23%
14. First NZ Capital Custodians Limited	590,570	0.21%
15. J S Underdown	526,333	0.19%
16. F M Brown	500,000	0.18%
17. Rect Funds Management Limited	485,000	0.17%
18. ASB Nominees Limited	473,952	0.17%
19. E R & K E & I B Bagley	469,941	0.17%
20. AMP Superannuation Tracker Fund*	433,078	0.15%

* Shares held in the name of New Zealand Central Securities Depository Limited

ANALYSIS OF SHAREHOLDINGS

Distribution of ordinary shares and shareholdings at 13 July 2006 was:

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES	% OF SHARES
1 – 499	2,955	17.58%	778,297	0.28%
500 – 999	4,865	28.94%	2,937,271	1.04%
1,000 – 4,999	5,004	29.76%	11,563,226	4.11%
5,000 – 9,999	1,810	10.76%	12,086,941	4.30%
10,000 – 49,999	1,931	11.48%	36,907,601	13.12%
50,000 – 999,999	240	1.43%	30,061,159	10.68%
1,000,000 and over	9	0.05%	186,969,398	66.47%
Total	16,814	100.00%	281,303,893	100.00%

Registered addresses of shareholders as at 13 July 2006 were:

ADDRESS	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES	% OF SHARES
New Zealand	16,734	99.56%	280,547,732	99.72%
Australia	44	0.27%	233,624	0.07%
Other	36	0.17%	522,537	0.21%
Total	16,814	100.00%	281,303,893	100.00%

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
119 Armagh Street
PO Box 13244
Christchurch, New Zealand
www.pwc.com/nz
Telephone +64 3 374 3000
Facsimile +64 9 374 3001

AUDITORS' REPORT

TO THE SHAREHOLDERS OF PGG WRIGHTSON LIMITED

We have audited the financial statements on pages 21 to 55. The financial statements provide information about the past financial performance and cash flows of the Company and Group for the year ended 30 June 2006 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 25 and 26.

Directors' Responsibilities

The Company's Directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2006 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the Directors and reporting our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the Directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the Company and Group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacities as auditors and providers of other assurance services.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the Company as far as appears from our examination of those records; and

(b) the financial statements on pages 21 to 55:

  (i) comply with generally accepted accounting practice in New Zealand; and

  (ii) give a true and fair view of the financial position of the Company and Group as at 30 June 2006 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 22 August 2006 and our unqualified opinion is expressed as at that date.



Chartered Accountants

Christchurch

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Bill Baylis, *Chairman*

Sir Selwyn Cushing

Richard Elworthy

Murray Flett

Brian Jolliffe

Sam Maling

Baird McConnon

Craig Norgate

Keith Smith

Susie Staley

Bill Thomas

Gerald Weenink

CHIEF EXECUTIVE OFFICER

Barry Brook

CHIEF FINANCIAL OFFICER

Mike Sang

COMPANY SECRETARY

Dave Parker

REGISTERED OFFICE

PGG Wrightson Ltd

57 Waterloo Road

PO Box 292

Christchurch 8042

Telephone 64 3 372 0800

Fax 64 3 372 0801

AUDITOR

PricewaterhouseCoopers

PricewaterhouseCoopers Centre

119 Armagh Street

PO Box 13 244

Christchurch 8011

Telephone 64 3 374 3000

SHARE REGISTRY

Computershare Investor Services Limited

Level 2, 159 Hurstmere Road

Takapuna

Private Bag 92 119

Auckland 1020

Telephone 64 9 488 8777

Shareholder enquiries about transactions, changes of address or dividend payments should be directed in the first instance to:

Computershare Services Ltd

Telephone 64 9 488 8777

PGG Wrightson

www.pggwrightson.co.nz